UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	By-laws of Natura &Co Holding S.A., filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on August 27, 2020.

2.	Minutes of the extraordinary general meeting of shareholders of Natura &Co Holding S.A. held on August 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on August 27, 2020.

3.	Final Detailed Voting Map of the Extraordinary General Shareholders Meeting of Natura &Co Holding S.A. containing the votes cast through the proceeding of distance voting ballot and votes cast by the shareholders who attended to the meeting, pursuant to the rules established on the CVM's Normative Ruling No. 561, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on August 31, 2020.

4.	Final Synthetic Voting Map for the extraordinary general meeting of shareholders of Natura &Co Holding S.A. held on August 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on August 27, 2020.

5.	Synthetic Voting Map for the extraordinary general meeting of shareholders of Natura &Co Holding S.A. held on August 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on August 26, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: September 2, 2020

Item 1

By-laws of Natura &Co Holding S.A., filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on August 27, 2020.

BYLAWS OF NATURA &CO HOLDING S.A.

CHAPTER I

NAME, REGISTERED OFFICE, PURPOSES AND DURATION

Article 1 - NATURA &CO HOLDING S.A. (“Company”) is a corporation governed by these Bylaws and the applicable law, particularly Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”).

Sole Paragraph– With the admission of the Company to Novo Mercado da B3 – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including the controlling shareholders, managers and members of the Fiscal Council, if any, shall subject themselves to the provisions of the Novo Mercado Rules.

Article 2 - The Company has its principal place of business and jurisdiction in the City of São Paulo, State of São Paulo.

Sole Paragraph– The Company may open branches, agencies, warehouses, offices and any other establishments in the country as per the resolutions taken by the Board of Officers.

Article 3 - The Company’s corporate purpose is to manage equity interests in companies that develop their core activities in the beauty field, including, but not limited to, fragrances, skincare products, haircare products and make-up, or in a field similar or complementary to that of beauty, including, but not limited to, home and fashion, as quotaholder or shareholder, in Brazil or abroad.

Paragraph 1 – The Company may directly develop other activities similar or complementary to the corporate purpose described in Article 3.

Paragraph 2 – The development of the activities by the companies in which the Company holds any type of direct or indirect interest takes into account the following factors: (i) the short- and long-term interests of the Company and shareholders thereof, and (ii) the short- and long-term economic, social, environmental, and legal effects, with respect to the associates, suppliers, partners, clients and other creditors thereof, as well as the communities in which the Company operates locally and globally.

Article 4 - The Company is incorporated for an indefinite term of duration.

CHAPTER II

CAPITAL STOCK, SHARES AND SHAREHOLDERS

Article 5 - The capital stock of the Company, fully subscribed to and paid in, is of six billion, nine hundred and thirty nine million, five hundred and eighty seven thousand, nine hundred and fifty reais and twenty three cents (R$6,939,587,950.23), divided into one billion, two hundred and fifty two million, one hundred and sixteen thousand and four hundred and thirty five (1,252,116,435) registered common shares, with no par value.

Article 6 - The Company is hereby authorized to increase its capital stock, regardless of a Bylaws amendment, up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, upon a resolution of the Board of Directors, which will establish the terms of issuance, including the price and term for full payment.

Paragraph 1 – Within the limits of the authorized capital, the Board of Directors may approve the issuance of convertible warrants and debentures, as well as capital increases through the capitalization of profits or reserves, with or without stock dividends.

Paragraph 2 – The Company’s Board of Directors may grant call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of such options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

Article 7 - The capital stock of the Company will be represented solely by common shares, and each common share will be entitled to one vote on the resolutions to be adopted by the shareholders.

Article 8 - All shares of the Company will be in book-entry form and will be kept, in the name of the holders thereof, in a deposit maintained in a financial institution authorized to do business by the Brazilian Securities and Exchange Commission – CVM.

Sole Paragraph – The costs of transfers of the shares under custody may be charged directly to the shareholder by the depositary institution, as defined in the relevant custody agreement, with due regard to the maximum limit set by the Brazilian Securities and Exchange Commission – CVM.

Article 9 – The issue of new shares, convertible debentures into shares or warrants placed by way of sale on a stock exchange, public subscription or exchange of shares in a tender offer for control acquisition under the provisions of articles 257 to 263 of Law No 6,404/76, or also, under the terms of special law regarding tax incentives, may be given without the shareholders being granted preemptive rights in the subscription or with a reduction of the minimum period established by law to its exercise.

CHAPTER III

GENERAL MEETING AND COMPANY’S MANAGEMENT

SECTION I

GENERAL MEETING

Article 10 - The General Meeting may gather once a year and, on an extraordinary basis, when called pursuant to the law or these Bylaws.

Paragraph 1 – The resolutions of the General Meeting shall be taken by absolute majority of the votes, excluding blank votes, unless otherwise set forth in the applicable legislation..

Paragraph 2 – The General Meeting may only resolve on matters set out in the agenda, included in the respective call notices.

Article 11 - The General Meeting shall be called and presided by any of the Co-Chairmen of the Board of Directors or, in case of absence or impairment thereof, by the Executive Chairman of the Board of Directors or, still, in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors, by the Company`s Corporate Governance Officer or whomever any of the foregoing may appoint. The Chairman of the General Meeting may appoint up to two (2) secretaries.

Article 12 - The General Meeting shall, in addition to the attributions set forth by law:

(i)    elect and remove the members of the Board of Directors and the Fiscal Council members, when applicable;

(ii)   set the global fees of the members of the Board of Directors and of the Board of Officers, as well as the compensation of the Fiscal Council members, if operational;

(iii)  approve any splitting or grouping of shares;

(iv)  approve share-based compensation programs for their managers and employees, as well as managers and employees of other companies directly or indirectly controlled by the Company;

(v)   resolve on the allocation of the net income for the year and the distribution of dividends;

(vi)  elect the liquidator, as well as the Fiscal Council that shall operate during the winding-up period; and

(vii) resolve on the Company’s exit from the Novo Mercado of B3.

Sole Paragraph - The Chairman of the Meeting shall observe and cause compliance with the provisions of the shareholders’ agreements filed at the Company’s principal place of business, and the votes rendered against the content of such agreements may not be taken into account.

SECTION II

MANAGEMENT BODIES

Subsection I

General Provisions

Article 13 - The Company will be managed by the Board of Directors and by the Board of Officers.

Paragraph 1 – The managers will take office by executing an instrument of investiture, which shall include their submission to the commitment clause referred to in article 35 of these Bylaws, drafted in a proper book, signed by the vested manager, the posting of a fidelity bond not being required.

Paragraph 2 –The managers shall hold their offices until the investiture of the substitutes thereof.

Paragraph 3 – The managers, in the exercise of their duties, shall observe the short and long-term interests of the Company, including the interests and expectations of its shareholders, employees, suppliers, partners, clients and other creditors, the communities in which the Company operates both locally and globally, as well as the environmental impacts.

Article 14 - The Meeting will set the aggregate annual amount to be distributed among the managers of the Company, and the Board of Directors will distribute such amount individually, subject to the provisions of these Bylaws.

Article 15 - Any of the management bodies shall validly meet with the attendance of the majority of its members and resolve by the vote of the majority of those present.

Paragraph 1 – In the event of tie in the voting of a matter at any meeting of the Board of Directors, the co-Chairman of the Board of Directors presiding over the meeting will have a casting vote to decide on the matter.

Paragraph 2 – Prior call notice of the meeting, as a condition for being valid, can only be waived if all members thereof attend such meeting, and for such purpose, the votes cast in writing shall be accepted.

Paragraph 3 – The meetings of the management bodies may be held exceptionally by conference call, videoconference, e-mail or any other means of communication that allows identification of the members and simultaneous communication with all other persons attending the meeting.

Paragraph 4 – Members who attend the meetings by conference call, videoconference or other means of communication under the terms of the paragraph above shall confirm their vote by means of a statement sent immediately after the meeting has ended to the person presiding the meeting, by letter, fax, e-mail or another means of communication allowing the member to be identified. Once the statement is received, the chairman of the meeting shall be vested with full powers to sign the minutes of the meeting on behalf of the referred member.

Subsection II

Board of Directors

Article 16 - The Board of Directors will be composed of at least nine (9) and no more than thirteen (13) members, who will be elected and removed by the Shareholders’ Meeting, with a unified term of office of two (2) years, reelection being permitted.

Paragraph 1 - Out of the members of the Board of Directors, at least 2 (two) or twenty percent (20%), whichever is higher, shall be independent directors, as defined in the Novo Mercado Rules, provided that the qualification of the members appointed to the board of directors as independent directors will be resolved upon at the General Meeting that elects such independent directors, provided further that a director elected as permitted under Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 will also be deemed an independent director, if there is a controlling shareholder. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the rounding to the whole number immediately higher will follow.

Paragraph 2 – The members of the Board of Directors shall have excellent reputation and unless otherwise permitted by the General Meeting, an individual who (i) holds a position in a company that may be considered as a competitor of the Company; or (ii) has or poses a conflict of interest with the Company may not be elected.

Paragraph 3 – Pursuant to Article 115, Paragraph 1 of Law No. 6,404/76, no voting rights may be exercised for the election of the members of the Board of Directors, where a conflict of interest with the Company exists.

Paragraph 4 – A member of the Board of Directors may not have access to information or take part in meetings of the Board of Directors that involve matters as to which such director has a conflict of interest with the Company or matters that could pose such a conflict of interest.

Paragraph 5 – In furtherance of its duties, the Board of Directors may establish committees or work groups having defined objectives and comprised of persons appointed by the Board from among the management of the Company and/or persons directly or indirectly related to the Company.

Article 17 – In the election of the members of the Board of Directors, the General Meeting shall first determine, by majority vote, the number of Board members to be elected by majority or multiple vote (if requested), and such number may be increased by up to one (1) member, in the event of the election of one (1) separate member by shareholders representing 10% of the capital stock, as provided for in paragraphs 4 and 5, of article 141 of Law No. 6,404/76.

Sole Paragraph- If the multiple vote process is not requested, according to the law, the General Meeting shall vote through slates previously registered with the presiding board, which shall assure to the holders of ten percent (10%) or more, individually or in block, of the Company’s common shares, the right to appoint a member. The presiding board shall not accept the registration of any slate in violation of the provisions of this article.

Article 18 - The Board of Directors will have up to three (3) Co-Chairmen of Board of Directors and one Executive Chairman of the Board of Directors and one Chief Executive of the Group, who will be elected by a majority vote of the directors at the first meeting of the Board held after investiture of the directors, or whenever resignation or vacancy occurs in these positions.

Paragraph 1 – Accumulation of the positions of Co-Chairman of the Board of Directors and Chief Executive of the Group by the same person is not allowed.

Paragraph 2 - Accumulation of the positions of Executive Chairman of the Board of Directors and Chief Executive of the Group by the same person is allowed.

Paragraph 3 – It shall be incumbent upon the members of the Board of Directors, at the first meeting that occurs immediately after their investitures, to set the number of Co-Chairmen and, then, to appoint who amongst them shall preside over the Board of Directors' meetings for their term of office.

Paragraph 4 - The appointed Co-Chairmen shall have, in addition to the legal attributions, the following attributions:

(a) coordinate the activities of the Board of Directors, seeking the effectiveness and good performance of the body and each of its members, serving as a link between the Board of Directors and the Chief Executive of the Group;

(b) to act with the purpose of enhancing the Company in accordance with its values, identity and origin;

(c) to maintain and develop institutional relationships of the Company with entities and authorities with the purpose of promoting and maintaining the Company’s interests;

(d) to maintain and develop the relationship with the Company’s shareholders;

(e) to promote the vision, image and general aspects of the independent Business Divisions inside the Company and before third parties;

(f) review and propose the compensation of the Executive Chairman of the Board of Executive and of the Chief Executive of the Group.

(g) with the support of the Executive Chairman of the Board of Directors and committees, to organize and coordinate the Board of Directors' meetings' agenda, the calendar of meetings and Annual Shareholders' Meetings, to call and preside the Board of Directors' Meetings, to assure that the directors receive the appropriate information for each meeting, as well as to assure the correct functioning of such body; and

(h) to establish and supervise the evaluation process of the Executive Chairman of the Board of Directors and of the Chief Executive of the Group, of the other members of the Board of Directors, individually, and of the Board of Directors itself as well as their committees, as collegiate bodies and the corporate governance secretary;

(i) to coordinate the preparation and updating of the succession plan for the Chief Executive of the Group; and

(j) at least one of them integrates and preside the Corporate Governance Committee and at least one of them integrates the Organization and People Committee.

Paragraph 5 - The Executive Chairman of the Board of Directors shall have, in addition to its legal attributions, as member of the Board of Directors, the following attributions:

(a) to supervise the execution of the long and short term strategy of the Group, in accordance with the objectives and interests of the group set forth by the shareholders and Board of Directors;

(b) to promote the governance, cadence and interaction levels between the Operational Committee of the Group, the Executive Committees of each Business Division, the Board of Directors, the Board of Officers and the shareholders of the Company;

(c) to collaborate with the Company's Board of Directors in the inspection of each Business Division;

(d) to support the Co-Chairmen in organizing and coordinating the Board of Directors' meetings' agenda, the calendar of meetings and Annual Shareholders' Meetings, to call and preside the Board of Directors' Meetings, to assure that the directors receive the appropriate information for each meeting, as well as to assure the correct functioning of such body

(e) to support the Co-Chairmen in establishing and supervising the evaluation process of the members of the Board of Directors, individually, and of the Board of Directors itself as well as their committees, as collegiate bodies and the corporate governance secretary.

Paragraph 6 - The Chief Executive of the Group shall have, in addition to its legal attributions, as member of the Board of Directors, the following attributions as chief executive of the business group formed by the Company and its subsidiaries, controlled and affiliated companies (“Group”):

(a) to preside over the Group's Operating Committee and coordinate the actions of the Company's and its subsidiaries, controlled and affiliated officers, maintaining each Business Unit with its own executive offices and executive committees;

(b) to enhance the collaboration and synergy between the management of each Business Division, referring the matters before the Board of Directors and the respective Committees;

(c) to propose to the Board of Directors, over time, attributions and tasks dedicated to the Company and Business Units; and

(d) to make recommendations to the Board of Directors and to the Board of Executive Officers of the Company with regards to the Group, management, from a perspective of results, resource allocation between the business divisions, talent management and cash flow, in order to assure that the management is aligned with the objectives and interests approved by the Board of Directors and by the Company's shareholders.

Paragraph 7 - In the event of vacancy in the position of member of the Board of Directors, the substitute will be appointed by the remaining members, who will temporarily exercise their term of office until the date of the next General Meeting to be held, which will appointed a new member (which may be the member temporarily appointed by the Board of Directors), who will serve for the remainder of the term until the end of the unified term. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability.

Article 19 - The Board of Directors will hold regular meetings four (4) times a year and may hold extraordinary meetings whenever called by the Co-Chairman appointed under the terms of Paragraph 2 of the Article 18 or by the majority of directors.

Paragraph 1 – Notice to all meetings will be given at least seventy-two (72) hours in advance.

Paragraph 2 – All Board of Directors resolutions must be recorded in minutes transcribed on the appropriate book of the Board of Directors and executed by all attending directors.

Paragraph 3 - In the event of temporary absence of any director, it may be substituted at Board meetings by another director that it may have expressly appointed, case in which its attorney should be under a specific power of attorney, stating, among other things, the votes to be cast on the items of the agenda for each meeting. In such case, the substitute, in addition to its own vote, will cast the vote previously indicated by the absent director.

Article 20 – The Board of Directors shall, in addition to the other duties attributed thereto by the law or the Bylaws:

(i)            exercise the normative functions of the Company’s activities, being entitled to call up for analysis and resolution any matter that is not understood as being under the exclusive authority of the General Meeting or of the Board of Officers;

(ii)           set the general guidelines for the business of the Company;

(iii)          elect and remove from office the Officers of the Company;

(iv)          attribute to the Officers the respective functions, observing the provisions of these Bylaws;

(v)           resolve on the calling of the General Meeting, when it deems appropriate, or in the case of article 132 of the Law No. 6,404/76;

(vi)          supervise the Officers’ management by inspecting, at any time, the Company’s books and documents, and requesting information on agreements executed or being transacted and any other acts;

(vii)         review the quarterly results of operations of the Company;

(viii)        select and replace the independent auditors;

(ix)          call for the presence of the independent auditors to provide clarification as required;

(x)           to issue an opinion on the Management Report and the accounts of the Board of Officers, and to resolve on the submission thereof to the General Meeting;

(xi)          approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as to follow up on the implementation thereof;

(xii)         approve the creation and dissolution of a subsidiary and the Company's interest held in the capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other establishments of the Company abroad;

(xiii)        determine the execution of inspections, audits or rendering of accounts in the Company's subsidiaries, controlled or affiliated companies, as well as in foundations sponsored by it;

(xiv)        previously issue statements on any subject to be submitted to the General Meeting;

(xv)         authorize the issue of shares of the Company, within the limits authorized in article 6 of the Bylaws, establishing the issue conditions, including the paying up price and term, being able also to exclude the preemptive right or reduce the period for its exercise in the issue of shares, subscription warrants and convertible debentures, whose placement is made by means of sale on the stock exchanges or by public subscription or in public offer for acquisition of control, under the terms set forth by law;

(xvi)        resolve on the Company’s acquisition of its own shares to hold them in treasury and/or subsequent cancellation or disposal;

(xvii)       resolve on the issue of warrants and approve the capital increase upon capitalization of profits and reserves, with or without stock dividends, pursuant to Article 6, Paragraph 1, of these Bylaws;

(xviii)      grant restricted shares and call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of the options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

(xix)        establish the amount of the profit sharing of the officers, managers and employees of the Company;

(xx)         resolve on the issuance of debentures;

(xxi)        authorize the Company to post bond with respect to third party obligations, except in case of wholly-owned subsidiaries of the Company;

(xxii)       approve the Board of Officer's authority and its policies, as well as any amendments thereto, which shall include rules for (a) the acquisition of fixed and intangible assets and the assumption of financial commitments, (b) the encumbrance of fixed and intangible assets, (c) the contracting of any fundraising and the issuance of any credit instruments to raise funds, whether bonds, notes, “commercial papers”, promissory notes and others, commonly used in the market, also deciding on its issuance and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the board of officers;

(xxiii)      approve the hiring of a trustee providing book-entry share services;

(xxiv)      dispose, in compliance with the rules of these Bylaws and current legislation, on the order of its work and adopt or issue rules for its operation;

(xxv)       pronounce itself favorably or against any public offering for acquisition of shares contemplating shares issued by the Company, by means of a prior substantiated opinion, disclosed within fifteen (15) days as of the publication of the call notice of the public offering for acquisition of shares, which shall address at least: (i) the convenience and opportunity of the public offering for acquisition of shares regarding the interest of the group of shareholders, including the price and the potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) regarding alternatives to the acceptance of the public offering for acquisition of shares available on the market, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (CVM);

(xxvi)      decide on (i) the declaration of interim dividends, pursuant to Article 32, paragraph 3 of these Bylaws; and (ii) the payment or credit of interest on equity during the year to the shareholders, pursuant to the applicable law; and

(xxvii)     define the individualization of the global management compensation approved by the General Meeting.

Subsection III

Board of Officers

Article 21 - The Board of Officers, whose members may be elected and removed by the Board of Directors at any time, shall be composed of at least two (2) and at most 9 (nine) members, namely one Financial Officer, one Legal and Compliance Officer, one Global Officer of Operations and Procurement, one Executive Officer for Latin America, one Corporate Governance Officer, one Investor Relations Officer and the remaining Executive Officers, all of whom shall serve for a term of three (3) years and with reelection permitted, being the position of Investor Relations Officer of mandatory filling.

Paragraph 1 – The election of the Board of Officers shall occur preferably at the first meeting of the Board of Directors held after the Annual General Meeting.

Paragraph 2 - The Officers will be replaced, in cases of absence or temporary impediment, by another Officer, chosen by the Chief Executive of the Group. In case of vacancy, an interim substitute shall be appointed by the Chief Executive of the Group, until the Board of Directors elects a permanent replacement to serve the remainder of the term.

Paragraph 3 - Executive Officers may accumulate positions, observing the minimum number of two (2) members.

Article 22 - The Board of Officers has all powers to take the actions necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, the resolutions taken by the General

Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being specially responsible for:

(i) complying with and cause compliance with these Bylaws and the resolutions of the Board of Directors and the General Shareholders’ Meeting;

(ii)                preparing and submitting each year to the Group Operating Committee an strategic plan, the annual revisions thereof, and the general budget of the Company, and monitoring their implementation; for subsequent submission to the Board of Directors, under article 26, item “c” of these Bylaws;

(iii)               resolving on the establishment, transfer and closing of branches, agencies, warehouses, offices and any other establishments of the Company in Brazil

(iv)               deciding, up to the authority limit determined by the Board of Directors, on the acquisition, disposal and/or encumbrance of fixed and intangible assets and financial commitments associated with projects in which the Company intends to invest;

(v)                submitting, on a yearly basis, the Management Report and the accounts of the Board of Officers, together with the report of the independent auditors, and the proposal pertaining to the use of profits ascertained in the previous year, to the appraisal of the Board of Directors; and

(vi)               submitting, on a quarterly basis, the detailed economic and financial interim balance sheet of the Company and controlled companies thereof.

Article 23 - The Officers, in addition to carrying out the activities attributed thereto by the Board of Directors, shall have the following duties:

Paragraph 1 - It is incumbent on the Chief Financial and Investor Relations Officer:

(a) to plan, implement and coordinate the financial policies of the Company, and to organize, prepare and monitor its budget;

(b) to prepare financial statements, and to manage the accounting activities and the treasury of the Company, in compliance with applicable legal requirements;

(c) to provide guidance to the Company on any decision-making that involves financial risks;

(d) to prepare financial reports and to provide information on his or her areas of responsibility to the bodies of the Company;

(e) to plan and carry out management policies for its areas of responsibility; and

(f) other duties that may be assigned from time to time by the Chief Executive of the Group.

Paragraph 2 - It is incumbent on the Legal and Compliance Officer:

(a) to advise and assist the Company with respect to legal matters;

(b) to defend the interests of the Company before third parties; and

(c) to develop and coordinate the compliance program of the Company.

(d) other duties that may be assigned from time to time by the Chief Executive of the Group.

Paragraph 3 - It is incumbent on the Global Operations and Purchasing Director:

(a) elaborate the Company's medium and long-term commercial strategy, through interactions with the departments of the Industrial, Supply, Logistics and Order cycle areas;

(b) monitor the Company's short-term commercial performance; and

(c) other duties that, from time to time, are determined by the Chief Executive of the Group

Paragraph 4 - It is incumbent on the Chief Executive for Latin America:

(a) evaluate, define and implement the company's business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

(b) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 5 – It is incumbent on the Corporate Governance Officer:

(a) organize and act as secretary to the meetings of the Board of Directors and its committees, being responsible for preparing the minutes of the meetings of these forums;

(b) organize the processes for integrating new members of the Board of Directors, boards and committees and new executives into the Group;

(c) assist the chairman of the Board of Directors in defining relevant matters in the agendas of meetings and optimization of human resources and infrastructure;

(d) establish the best dialogue between the Board of Directors and the Group's executive areas;

(e) prepare the annual activities calendar of the Board of Directors and the Annual General Meeting of shareholders;

(f) to guide the governance agents on their rights and obligations; and

(g) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 6 - It is incumbent on the Investor Relations Officer:

(a) to represent the Company before Brazilian Securities Commission – CVM and other authority bodies and institutions that act in the capital markets;

(b) to provide information to the investors, to the Brazilian Securities Commission - CVM, stock exchanges in which the Company has its securities negotiated and other bodies related to the activities developed in the capital markets, in accordance with applicable Brazilian and foreign laws; and

(c) to keep the record of the Company as a listed corporation updated with the Brazilian Securities Commission- CVM.

(d) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 7 - It is incumbent on the Executive Officers, in addition to other attributions set forth by the Board of Directors:

(a) to foster the development of the activities of the Company, with due regard to its corporate purpose;

(b) to coordinate the activities of the Company and its subsidiaries;

(c) to conduct the budgetary management of areas of the Company under their supervision, including management and cost controls;

(d) to coordinate the actions of its area and its specific attributions with those of other officers; and

(e) to represent the Company before clients, the press, the society and legal, corporate and governmental entities, safeguarding the interests of the organization and caring for its image~~.~~;

(f) other duties assigned to them from time to time by the Chief Executive of the Group.

Article 24 - As a general rule and except for the cases covered in the subsequent paragraphs, the Company will always be legally represented by two (2) officers, or one (1) officer and one (1) attorney-in-fact, or two (2) attorneys-in-fact, within the limits of the respective powers of attorney.

Paragraph 1 – The acts for which these Bylaws require the prior consent of the Board of Directors may only be performed after this condition has been met.

Paragraph 2 - Pursuant to the provisions of this article, the Company may be represented by one (1) single Executive Officer or one (1) single attorney in fact, with special powers, in the following cases:

(a) where the act to be performed requires a single representative, the Company will be represented by any Officer or attorney-in-fact with special powers; and

(b) in the case of release and discharge of amounts payable to the Company, as well as in the case of correspondence not involving an obligation to the Company and for the performance of simple administrative routine of the Company, including those practiced before public authorities, government-controlled entities, Federal Revenue officers, State Treasury Departments, Municipal Treasury Department, Commercial Boards, Labor Courts, the Social Security Institute (INSS), the Severance Indemnity Fund (FGTS) and its collection banks and other similar acts and before the National Health Surveillance Agency~~.~~; and

(c) in the case of representation of the Company by the Investor Relations Officer before representing the Company before the Securities and Exchange Commission - CVM and other control bodies and institutions that operate in the capital market.

Paragraph 4 – The appointment of attorneys-in-fact must observe the following rules:

(a)        all powers of attorney will be granted jointly by any two (2) Officers;

(b)       if the purpose of the power of attorney is to take actions that require the prior authorization of the Board of Directors, the granting thereof shall be expressly conditioned upon the obtainment of such authorization, which shall be stated in the content thereof; and

(c)       unless otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Company shall have a limited term of effectiveness, except for powers of attorney for representation in administrative proceedings and with a clause granting general authority to the attorney.

Paragraph 5 - The actions taken in violation of the provisions set forth in this article shall not be valid nor shall them be binding upon the Company.

Subsection IV

The Group Operating Committee

Article 25 - The Group Operating Committee, an advisory body directly linked to the Board of Directors, with operational autonomy, shall be composed of the following members:

(a) the Chief Executive of the Group;

(b) the chief executive of each of the Group's Business Units, as defined by the Board of Directors; and

(c) other directors or officers of the Company appointed by the Chief Executive of the Group and nominated by the Board of Directors.

Paragraph 1 - The Group's Operating Committee will be chaired by the Chief Executive of the Group.

Paragraph 2 - The Board of Directors will approve the Internal Regulations of the Group's Operational Committee, which will stipulate rules for calling, installation, voting and frequency of meetings, term of mandates and activities of the President of the Group's Operating Committee, among other matters.

Article 26 – It is incumbent on the Group's Operational Committee:

(a) assist the Board of Directors in the definition and implementation of the global strategy and in the development of the Group's activities, as well as in the supervision of each Business Unit, monitoring the implementation of decisions taken within the scope of the Board of Directors;

(b) identify synergies and opportunities for the Group between each Business Unit, both from the point of view of revenue as well as costs;

(c) review and submit to the Board of Directors the strategic plan, its annual reviews and the general budget of the Company, including the allocation of resources between the Business Units in accordance with the Group's strategic plan and business plan and supervise its execution;

(d) to watch over the organizational aspects of the Group, making recommendations to the Board of Directors on measures necessary for its fluidity and efficiency;

(e) act as a forum for discussion and recommendations on back office structures, procurement, IT platforms, real estate structure, capital and supply chain structure and other topics of interest to the Company; and

(f) promoting the creation of Centers of Excellence among the Business Units.

Subsection V

Audit, Risk Management and Finance Committee

Article 27 – The Audit, Risk Management and Finance Committee (“Audit Committee”), an advisory body directly related to the Board of Directors, with operational autonomy, shall be composed of at least three (3) members, of which:

(i) at least one (1) must be an Independent Director (as defined in the Novo Mercado Rules), to be appointed by the Board of Directors;

(ii) at least one (1) of them must have recognized experience in corporate accounting matters, in compliance with the applicable rules issued by the Brazilian Securities and Exchange Commission (CVM);

(iii) a least one (1) of them shall not be a member of the Company’s Board of Directors; and

(iv) one (1) may accrue the qualifications described in items “(i)” and “(ii)” above.

Paragraph 1 – The Audit Committee shall be coordinated by a Chairman designated upon appointing of the members of the Audit Committee, among the Independent Directors.

Paragraph 2 – The Board of Directors shall approve the Internal Rules of the Audit Committee, which shall stipulate rules for convening, installing, voting and periodicity of meetings, terms of office, qualification requirements of its members and activities of the Chairman of the Audit Committee, among other matters.

Paragraph 3 – The Audit Committee shall have its own dedicated budget approved by the Board of Directors, destined to cover expenses for its operation and the contracting of consultants for accounting, legal and other matters, when the opinion of an external or independent expert is required.

Article 28 – The Audit Committee shall:

(i)         issue an opinion to the Board of Directors regarding the choice and hiring or dismissal of independent audit services of the Company, being responsible for defining the compensation and supervision of the independent auditors, and for monitoring the effectiveness of the work of the independent auditors and their independence, as well as for assessing the annual work plan of the independent auditor and submitting it for appraisal of the Board of Directors;

(ii)        approve, prior to the resolution by the Board of Directors, any audit or extra-audit services provided by the independent auditor;

(iii)       assist the Board of Directors in monitoring and controlling the quality of the financial statements and assess the quarterly information, interim statement and financial statements;

(iv)       assist the Board of Directors in monitoring the effectiveness of risk management processes and the compliance duty and monitor the activities of internal audit and the internal control area of the Company;

(v)        assist the Board of Directors in monitoring the effectiveness of risk management and assess and monitor the risk exposure of the Company;

(vi)       assess, monitor, and recommend to the management the correction or improvement of the internal policies of the Company, including the policies on transactions with related parties;

(vii)      have the means to receive, hold and treat information regarding relevant errors or frauds related to accounting, audit, internal controls and financial statements, as well as non-compliance with legal and normative provisions applicable to the Company, in addition to internal rules and codes, including with the projection of specific procedures for protection of the provider and confidentiality of the information;

(viii)     other duties set forth in the Internal Rules of the Audit Committee

SECTION III

FISCAL COUNCIL

Article 29 - The Fiscal Council of the Company, having such powers and duties as set forth by law, shall be composed of three (3) acting members and same number of alternates.

Paragraph 1 – The Fiscal Council shall not operate on a permanent basis and shall only be installed upon call by the shareholders, in accordance with the legal provisions.

Paragraph 2 – The investiture of the members of the Fiscal Council, whether sitting members or alternates thereof, shall be conditioned upon the execution of the instrument of investiture, which must set forth that it shall be subject to the commitment clause referred to in article 36 of these Bylaws, as well as the compliance with the applicable legal requirements.

CHAPTER IV

DISTRIBUTION OF PROFITS

Article 30 – The fiscal year shall start on January 1 and end on December 31 of each year.

Paragraph 1 – At the end of each fiscal year, the Board of Officers shall prepare, pursuant to the applicable legal principles, the following financial statements:

(a) balance sheet;

(b) profit and loss statement;

(c) statement of comprehensive income;

(d) statement of changes in shareholders’ equity;

(e) statement of cash flows;

(f) statement of value added; and

(g) explanatory notes to the financial statements.

Paragraph 2 – The Board of Directors shall submit to the Annual General Meeting a proposal on the intended allocation of net profits, together with the financial statements of the year, subject to the provisions set forth in these Bylaws and in the law.

Article 31 - The shareholders shall be entitled to receive, in each year, as dividends a minimum mandatory percentage of thirty percent (30%) on the net profit, with the following adjustments:

(i)            the addition of the amounts resulting from the reversal, in the year, of reserves for previously created contingencies;

(ii)           deducting the amounts set aside during the year for establishment of the statutory reserve and contingency reserves; and

(iii)          whenever the amount of the minimum compulsory dividend exceeds the realized portion of the net profit for the year, the management may propose, and the General Meeting may approve, the allocation of the excess to create an unrealized profit reserve (article 197 of Law No. 6,404/76.)

Paragraph 1 – The General Meeting may assign to the managers a share in the profits, subject to the relevant legal limits. The payment of such profit sharing is conditioned upon the allocation to the shareholders of the compulsory dividend referred to in this article. Whenever the semi-annual balance sheet is prepared and interim dividends are paid based on it in an amount at least equal to thirty percent (30%) on the net profits of such period, calculated pursuant to this article, a share of the semi-annual profits may be paid to the managers, upon resolution of the Board of Directors, by referendum of the General Meeting.

Paragraph 2 – The Meeting may resolve on, at any time, distributing dividends due to preexisting profit reserves or profits accrued in the previous years, thus kept as a result of a resolution of the Meeting, after the compulsory dividend referred to in this article is assigned to the shareholders in each year.

Paragraph 3 – The Company may prepare semi-annual or other interim balance sheets, and the Board of Directors may resolve on the distribution of dividends from the account of profits ascertained in those balance sheets. The Board of Directors may also declare an interim dividend from the account of accrued profits or from profits reserves existing in those balance sheets or in the last annual balance sheet.

Paragraph 4 – The dividends not claimed within three (3) years shall become time-barred to the benefit of the Company.

Paragraph 5 - The Board of Directors may pay or credit interest on net equity pursuant to the applicable legislation.

Article 32 - The General Meeting may resolve on the capitalization of reserves created in semi-annual or interim balance sheets.

CHAPTER V

DISPOSAL OF SHARE CONTROL AND PUBLIC TENDER OFFER (OPA) DUE TO THE ACQUISITION OF A RELEVANT INTEREST

SECTION I

DISPOSAL OF SHARE CONTROL

Article 33 - The direct or indirect disposal of the Company’s Control, through a single transaction or through successive transactions, shall be contracted under the condition precedent or resolutory condition that the purchaser undertakes to carry out the public offering for acquisition of shares, the object of which shall be the shares issued by the Company and held by other shareholders, observing the conditions and the terms set forth in the legislation and in the prevailing regulations and in the Novo Mercado Rules, so as to ensure them a treatment equal to that provided to the disposing party.

SECTION II

TENDER OFFER (OPA) AS A RESULT OF REACHING A RELEVANT INTEREST

Article 33 - Any Relevant Shareholder that acquires or becomes the owner of shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall, within sixty (60) days as of the date of acquisition or the event that resulted in the ownership of shares in an amount equal to or higher than twenty-five (25%) of the total number of shares issued by the Company, register or apply for registration of, as the case may be, a public offering for the acquisition of all shares issued by the Company (“OPA”), in compliance with the provisions of the applicable regulations of the Brazilian Securities and Exchange Commission (CVM), the regulations of B3 and the terms of this article.

Paragraph 1 – The OPA shall be (i) directed indistinctly to all shareholders of the Company, (ii) carried out in an auction to be performed at B3, (iii) launched with the price determined pursuant to the provisions of paragraph 2 below, and (iv) paid at sight, in Brazilian currency, against the acquisition in the OPA of shares issued by the Company.

Paragraph 2 – The acquisition price in the OPA of each share issued by the Company cannot be lower than the result obtained applying the following formula:

OPA Price = Share Value

Where:

“OPA Price” ‘OPA Price’ means the acquisition price of each share issued by the Company in the OPA set forth in this article..

“Share Value” means the greatest amount between: (i) the highest unit quote achieved by shares issued by the Company during the period of twelve (12) months prior to the OPA in any stock exchange in which the Company’s shares are traded, (ii) the highest unit price paid by the Relevant Shareholder, at any time, for one share or tranche of shares issued by the Company; and (iii) the amount equivalent to twelve (12) times the Company’s Average Consolidated EBITDA (as defined in paragraph 11 below) less the Company’s net consolidated debt, divided by the total number of shares issued by the Company.

Paragraph 3 – The conduct of the OPA referred to in the main section of this article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, preparing a competitive OPA, pursuant to the applicable regulations.

Paragraph 4 – The conduct of the OPA referred to in the main section of this article may be waived upon affirmative vote of the shareholders representing the majority of the share capital at an extraordinary general meeting of the Company convened especially to resolve on the OPA.

Paragraph 5 – The Relevant Shareholder shall be obliged to comply with any requests or requirements from the Brazilian Securities and Exchange Commission (CVM) related to the OPA, within the maximum terms set forth in the applicable regulations.

Paragraph 6 – If the Relevant Shareholder fails to comply with the obligations imposed by this article, including with respect to the observance of the maximum terms to comply with any requests or requirements from the Brazilian Securities and Exchange Commission (CVM), if applicable, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder cannot vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this article, pursuant to the provisions of article 120 of Law No. 6,404/76.

Paragraph 7 – Any Relevant Shareholder that acquires or becomes the holder of other rights, including of usufruct or entailment, over the shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall be equally obliged to, within the maximum term of sixty (60) days counted as from the date of such acquisition or the event that resulted in the ownership of such rights over shares in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company, register or apply for registration of, as applicable, an OPA, pursuant to the terms described in this article 34.

Paragraph 8 – The obligations set out in article 254-A of Law No. 6,404/76 and in articles 33 and 35 of these Bylaws do not exempt the Relevant Shareholder from complying with the obligation set forth in this article.

Paragraph 9 – The provisions of this article 34 do not apply if a person becomes the holder of shares issued by the Company in an amount in excess of twenty-five percent (25%) of the total number of shares issued thereby as a result of (i) the merger of another company into the Company, (ii) the merger of shares from another company into the Company or (iii) the subscription of shares of the Company, carried out in a sole IPO approved at a General Shareholders’ Meeting of the Company, convened by its Board of Directors, and the capital increase proposal of which has determined the setting of the issue price of the shares based on an economic value obtained from a report on the economic and financial assessment of the Company prepared by a specialized institution or company with proven experience in the assessment of publicly-held companies.

Paragraph 10 – For purposes of calculation of the twenty-five percent (25%) of the total shares issued by the Company described in the main section of this article, the involuntary accretions of equity interests as a result of the cancellation of treasury shares or a reduction in the Company’s share capital with the cancellation of shares.

Paragraph 11 – For purposes of these Bylaws, the capitalized terms below shall have the following meanings:

“Relevant Shareholder” means any person (including, but not limited to, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other type of organization, resident, domiciled or with principal place of business in Brazil or abroad), or a group of persons bound by a voting trust with the Relevant Shareholder and/or that acts representing the same interest as the Relevant Shareholder, that may subscribe and/or acquire shares of the Company. Examples of a person that acts representing the same interest as the Relevant Shareholder include any person (i) that is directly or indirectly controlled or managed by such Relevant Shareholder, (ii) that controls or manages, in any way, the Relevant Shareholder, (iii) that is directly or indirectly controlled or managed by any person that directly or indirectly controls such Relevant Shareholder, (iv) in which the controlling shareholder of such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, (v) in which such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, or (vi) that holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital of the Relevant Shareholder.

“Outstanding Shares” means all shares issued by the Company, except for those (i) held directly or indirectly by the Controlling Shareholder and/or persons related thereto; (ii) held in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) held directly or indirectly by the managers of the Company.

“Average Consolidated EBITDA of the Company” is the arithmetic means of the Consolidated EBITDA of the Company for the two (2) most recent full fiscal years.

“Consolidated EBITDA of the Company” means the consolidated operating profit of the Company before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as ascertained based on the audit consolidated financial statements related to the end of the most recent fiscal year made available by the Company to the market.

Paragraph 12 – If the regulations of the Brazilian Securities and Exchange Commission (CVM) applicable to the OPA set forth in this article determine the adoption of a calculation criterion to set the acquisition price of each share of the Company in the OPA that results in an acquisition price higher than that determined pursuant to Paragraph 2 above, the acquisition price calculated pursuant to the regulations of the Brazilian Securities and Exchange Commission (CVM) shall prevail.

Article 35 - Any Relevant Shareholder that has subscribed for and/or acquired shares issued by the Company in an amount equal to or higher than thirty percent (30%) of the total number of the Company’s Outstanding Shares and that wishes to carry out a new acquisition of shares issued by the Company in an stock exchange shall be obliged to, prior to each new acquisition, inform the Company and B3 in writing of its intention to acquire other shares issued by the Company, at least three (3) business day prior to the expected date of the new acquisition of shares, always pursuant to the prevailing legislation, the regulations of the Brazilian Securities and Exchange Commission (CVM) and the applicable regulations of B3.

Sole Paragraph – If the Relevant Shareholder fails to comply with the obligations imposed by this article, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder cannot vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this article, pursuant to the provisions of article 120 of Law No. 6,404/76.

CHAPTER VI

ARBITRATION COURT

Article 36 – The Company, its shareholders, managers and Fiscal Council members, whether sitting or alternates, if any, undertake to solve, through arbitration, before the Market Arbitration Chamber, pursuant to its regulations, any disputes that may arise among them, related to or as a result of being an issuer, shareholders, managers and Fiscal Council members, specially arising out of the provisions set forth in Law No. 6,385, of December 7, 1976, in Law No. 6,404/76, in the Company’s Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission (CVM), as well as in the other rules applicable to the operation of the capital market in general, in addition to those set out in the Novo Mercado Rules, the other regulations of B3 and in the Novo Mercado Participation Agreement.

CHAPTER VII

LIQUIDATION OF THE COMPANY

Article 37 - The Company shall be liquidated in cases determined by law, and the General Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall operate during said period, in compliance with the legal formalities.

CHAPTER VIII

INDEMNIFICATION AGREEMENT

Article 38 – Within the limits set forth in this Article, the Company shall indemnify and hold their Directors, members of Committees and other employees that hold management positions or roles in the Company (jointly or separately, “Beneficiaries”) harmless, in case of any damage or loss actually incurred by the Beneficiaries in view of the regular exercise of their duties in the Company.

Paragraph 1 – The Company shall not indemnify the Beneficiary for (i) actions taken out of the scope of the exercise of the duties or powers; (ii) actions taken with bad faith, gross negligence, fault or fraud; (iii) actions taken to own benefit thereof or that of third parties, in violation of the company’s corporate interest; (iv) indemnifications resulting from a social action set forth in article 159 of Law No. 6,404/76 or reimbursement of losses addressed in article 11, paragraph 5, II of Law No. 6,385, of December 7, 1976; and (v) other exclusions of indemnification set forth in the indemnification agreement entered into with the Beneficiary.

Paragraph 2 - In case the Beneficiary is sentenced, by a final and unappealable court, arbitration or administrative decision and which cannot be appealed in view of the actions taken (i) out of the scope of the exercise of its duties; (ii) with bad-faith, gross negligence or upon fraud; or (iii) in its own interest or that of third parties, in violation of the Company’s social interest, it shall reimburse the Company for all costs and expenses incurred with the legal assistance, pursuant to the prevailing legislation.

Paragraph 3 – The indemnification conditions and limits objects of this article shall be established in an indemnification agreement, the standard form of which shall be approved by the Board of Directors, without prejudice to the taking out of a specific insurance to cover for management risks.

CHAPTER IX

FINAL AND TRANSITIONAL PROVISIONS

Article 39 - Situations not mentioned in these Bylaws shall be settled at the General Meeting and under the provisions of Law No. 6,404/76, with due regard to the Novo Mercado Rules.

Article 40 - The Company shall comply with the shareholders’ agreements filed at its principal place of business, and the members of the presiding board of the General Meeting or of the Board of Directors shall be expressly forbidden to accept and consider any vote by any shareholder, signatory to the shareholders’ agreement duly filed at the principal place of business, cast in violation of what was agreed upon in such agreement, and the Company shall also be expressly forbidden to accept and proceed with the transfer of shares and/or encumbrance and/or assignment of a preemptive right to subscription of shares and/or other securities in violation of the provisions and terms agreed upon in the shareholders’ agreements.

Article 41 - The Company may not grant financing or guarantees of any type to third parties, in any way, for businesses foreign to its corporate interests.

Sole Paragraph – The Company may not grant financing or guarantees of any type, in any way, to the controlling shareholders.

Article 42 - The provisions of Section II Chapter V of these Bylaws do not apply to shareholders of the Company who are signatories of the Shareholders Agreement of the Company, dated September 4, 2019 and filed at the headquarters of Company, as well as to the purchasers of shares of the Company through Permitted Transfers, as defined in such Shareholders Agreement, including but not limited to purchasers who are (i) descendants and partners, heirs or legatees of the shareholders, who acquire the related shares (and/or shares issued by Natura Cosméticos S.A. that come to contribute to the capital of the Company), as a result of the advance of a legitimate, inheritable donation or succession; or (ii) holding companies, mutual funds, trusts or similar fiduciary entities, with beneficiaries being its own shareholders, its descendants, partners, heirs or legatees.

* * *

Item 2

Minutes of the extraordinary general meeting of shareholders of Natura &Co Holding S.A. held on August 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on August 27, 2020.

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97	Publicly-Held Company	State Registration (NIRE) 35.3.0053158-2

Minutes of the Extraordinary General Meeting

Held on August 27, 2020

I.       Date, Time and Place: On August 27, 2020, at 9:00 a.m., at the principal place of business of Natura &Co Holding S.A. (“Company” or “Natura &Co”), at Avenida Alexandre Colares, No. 1.188, Room A17, Block A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo.

II.      Call Notice: Call notice published in the Official Gazette of the State of São Paulo in its issues dated July 28, 2020, July 29, 2020 and July 30, 2020, on pages 45, 22 and 78, respectively, and in the “Valor Econômico” newspaper in its issues dated July 28, 2020, July 29, 2020 and July 30, 2020,, 2020, on pages B3, E2 and E4, respectively, as set out in Article 124 of Law No. 6,404, of December 15, 1976, as amended (“Corporations Act”).

III.     Legal Publications: All relevant information and documents related to the matters in the Agenda, as set forth in the Brazilian Securities Commission – CVM (“CVM”) Rule No. 481 of December 17, 2009, as amended (“CVM Rule No. 481/2009”), are made available to the shareholders in the principal place of business, the Company’s investor relations website (https://ri.naturaeco.com/pt-br/) and the websites of CVM (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

IV.    Quorum: Holders of registered common shares without par value representing 74,34% of the Company’s share capital, as per the records in the shareholders’ attendance book and information on the analytical maps prepared by the bookkeeping agent and by the Company itself, as per article 21-W, items I and II of CVM Rule No. 481/2009.

V.     Presiding Board: The presiding board was taken by Mr. Moacir Salzstein, who invited Mr. Henrique da Silva Gordo Lang to act as secretary.

VI.    Agenda: To resolve on the following agenda:

(1) amendment of Article 5 of the Company's Bylaws to reflect the share capital recorded at the meetings of the Board of Directors held on June 30, 2020 and on July 27, 2020;

(2) the change of the Company's authorized capital, with the consequent amendment of the main section of Article 6 of the Bylaws, so that the share capital can be increased up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, upon a resolution of the Board of Directors, regardless of a Bylaws amendment;

(3) General Meetings being installed and chaired by the Company's Corporate Governance Officer in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors, with the consequent amendment of Article 11 of the Bylaws; and

(4) the restatement of the Company’s Bylaws to reflect the modifications indicated above.

VII.   Resolutions: Following the discussions of the matters in the Agenda, the following resolutions were passed and these minutes were authorized to be drawn up in summary form and to be published omitting the signatures of shareholders, as permitted by article 130, paragraphs 1 and 2 of the Corporations Act. The reading of the Consolidated Synthetic Voting Map of the votes cast remotely was dismissed, being disclosed to the market on August 26, 2020, and made available for the shareholders to consult it:

(1) The amendment of Article 5 of the Company's Bylaws to reflect the share capital recorded at the meetings of the Board of Directors held on June 30, 2020 and July 27, 2020, was approved by majority of the votes cast, with 920,914,042 votes in favor, 149,998 votes in contrary and 9,551,040 abstentions,. The main section of Article 5 shall now read as follows:

“Article 5 - The capital stock of the Company, fully subscribed to and paid in, is of six billion, nine hundred and thirty nine million, five hundred and eighty seven thousand, nine hundred and fifty reais and twenty three cents (R$6,939,587,950.23), divided into one billion, two hundred and fifty two million, one hundred and sixteen thousand and four hundred and thirty five (1,252,116,435) registered common shares, with no par value.”

(2) The change of the Company's authorized capital was approved by majority of the votes cast, with 920,397,194 votes in favor, 676,052 votes in contrary and 9,541,834 abstentions, so that the share capital can be increased up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, upon a resolution of the Board of Directors, regardless of a Bylaws amendment. As a result, the shareholders approved the amendment of the main section of Article 6 of the Bylaws, which now shall read as follows:

“Article 6 - The Company is hereby authorized to increase its capital stock, regardless of a Bylaws amendment, up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, upon a resolution of the Board of Directors, which will establish the terms of issuance, including the price and term for full payment.”

(3) The amendment of Article 11 of the Bylaws was approved by majority of the votes cast, with 920,792,670 votes in favor, 272,912 votes in contrary and 9,547,498 abstentions, which now shall read as follows:

“Article 11 - The General Meeting shall be called and presided by any of the Co-Chairmen of the Board of Directors or, in case of absence or impairment thereof, by the Executive Chairman of the Board of Directors or, still, in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors, by the Company’s Corporate Governance Officer or whomever he may appoint. The Chairman of the General Meeting may appoint up to two (2) secretaries.”

(4) The proposal for the restatement of the Company’s Bylaws to reflect the changes provided for in the above items was approved by majority of the votes cast, with 920,555,768 votes in favor, 476,506 votes in contrary and 9,582,806 abstentions. The Company's consolidated Bylaws, herein approved, in accordance with the management proposal, already contemplating the above, was authenticated by the Presiding Board, numbered and filed at the Company's headquarters, as well as made available in the websites of CVM, B3 and the Company.

VIII.       Adjournment: There being nothing further to discuss, the Chairman thanked the presence of all attendees and ordered the adjournment of the meeting, first suspending the same so that these minutes could be drawn up, which, after being read, discussed and found to be in order, were approved and signed by the attending shareholders, by the Chairman and by the Secretaries. São Paulo, August 27, 2020. Presiding Board: (aa) Moacir Salzstein, Chairman; Henrique da Silva Gordo Lang, Secretary.

Attending Shareholders:

Attending Shareholders: (aa) ANTÔNIO LUIZ DA CUNHA SEABRA; LUCIA HELENA RIOS SEABRA; KAIRÓS FUNDO DE INVESTIMENTO EM AÇÕES - INVESTIMENTO NO EXTERIOR; GUILHERME PEIRÃO LEAL; FELIPE PEDROSO LEAL; RICARDO PEDROSO LEAL; SIRIUS III MULTIMERCADO FUNDO DE INVESTIMENTO CRÉDITO PRIVADO INVESTIMENTO NO EXTERIOR; PASSOS PARTICIPAÇÕES S.A.; PEDRO LUIZ BARREIROS PASSOS; FUNDO DE INVESTIMENTO DE AÇÕES VEREDAS - INVESTIMENTO NO EXTERIOR; NORMA REGINA PINOTTI; VINICIUS PINOTTI; FABRICIUS PINOTTI; MARIA HELI DALLA COLLETTA DE MATTOS; GUSTAVO DALLA COLLETTA DE MATTOS; FÁBIO DALLA COLLETTA DE MATTOS; RM FUTURA MULTIMERCADO FUNDO DE INVESTIMENTO CRÉDITO PRIVADO INVESTIMENTO NO EXTERIOR; THE BANK OF NEW YORK ADR DEPARTMENT; STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN; BEST INVESTMENT CORPORATION; IT NOW IBOVESPA FUNDO DE ÍNDICE; IT NOW IGCT FUNDO DE ÍNDICE; IT NOW ISE FUNDO DE ÍNDICE; IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE; ITAÚ CAIXA AÇÕES FI; ITAÚ FTSE RAFI BRAZIL 50 CAPPED INDEX FIA; ITAÚ GOVERNANCA CORPORATIVA AÇÕES FI; ITAÚ HEDGE PLUS MULTIMERCADO FI; ITAÚ IBOVESPA ATIVO MASTER FIA; ITAÚ INDEX AÇÕES IBRX FI; ITAÚ MOMENTO IQ AÇÕES FUNDO DE INVESTIMENTO; ITAÚ AÇÕES DIVIDENDOS FI; ITAÚ DUNAMIS ADVANCED FUNDO DE INVESTIMENTO EM AÇÕES; ITAÚ DUNAMIS MASTER FUNDO DE INVESTIMENTO EM AÇÕES; ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO; ITAÚ HEDGE MULTIMERCADO FUNDO DE INVESTIMENTO; ITAÚ IBRX ATIVO MASTER FIA; ITAÚ INDEX AÇÕES IBOVESPA FI; ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI;; ITAÚ MOMENTO AÇÕES FUNDO DE INVESTIMENTO; ITAÚ MULTIMERCADO GLOBAL EQUITY HEDGE FI; ITAÚ MULTIMERCADO LONG AND SHORT FI; ITAÚ PREVIDÊNCIA IBRX FIA; LONG BIAS MULTIMERCADO FI; VANGUARD FIDUCIARY TRUST COMPANY INSTITUTIONAL TOTAL INTERNATIONAL STOCK MARKET INDEX TRUST II; GLOBAL MULTI-FACTOR EQUITY FUND.

Attending Shareholders through Remote Voting Bulletin:

DYNAMO COUGAR FIA; DYBRA FIA; DYC FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO BRASIL I LLC; DYNAMO BRASIL III LLC; DYNAMO BRASIL V LLC; DYNAMO BRASIL VI LLC; DYNAMO BRASIL VIII LLC; DYNAMO BRASIL IX LLC; DYNAMO BRASIL XIV LLC; DYNAMO BRASIL XV LLC; ASCESE FUNDO DE INVESTIMENTO EM AÇOES; SAO FERNANDO IV FIA; TNAD FUNDO DE INVESTIMENTOS EM AÇÕES; ATMOS INSTITUCIONAL MASTER FIA; LINUS LLC - BNY MELLON SERVICOS FINANCEIROS DTVM S.A.; ATMOS MASTER FUNDO DE INVESTIMENTO DE AÇÕES; ATMOS TERRA FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO DE INVESTIMENTO EM AÇÕES WPA EST IE; FIA WPA I INVESTIMENTO NO EXTERIOR; FP NEO TOTAL RETURN FUNDO DE INVESTIMENTO EM AÇÕES; NEO NAVITAS MASTER FIA; SABIA LARANJEIRA RV FUNDO DE INVESTIMENTO DE AÇÕES INVESTIME; UV CEREJEIRA FUNDO DE INVESTIMENTO DE AÇÕES; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; CIBC EMERGING MARKETS INDEX FUND; IBM 401 (K) PLUS PLAN; INVESTERINGS FORENINGEN DANSKE INVEST; IRISH LIFE ASSURANCE PLC; LOCAL AUTHORITIES SUPERANNUATION FUND; MANAGED PENSION FUNDS LIMITED; MARYLAND STATE RETIREMENT AND PENSION SYSTEM; NORGES BANK; ONTARIO TEACHERS PENSION PLAN BOARD; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STICHTING PHILIPS PENSIOENFONDS; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT ALLOWANCES; THE DFA INV T CO ON BEH ITS S THE EM SLL CAPS; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS

EQUITY FUND; THE EMERGING M.S. OF THE DFA I.T.CO; VANGUARD INVESTMENT SERIES PLC; STATE OF NEW JERSEY COMMON PENSION FUND D; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; COMMONWEALTH OF PENNSYLV.PUB.SCHOOL EMP RET S; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; PANAGORA GROUP TRUST; ROCKFELLER BROTHERS FUND; IN BK FOR REC AND DEV, AS TR FT ST RET PLAN AND TR/RSBP AN TR; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; WASHINGTON STATE INVESTMENT BOARD; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; LEGG MASON GLOBAL FUNDS PLC; NEW ZEALAND SUPERANNUATION FUND; STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; INTERNATIONAL MONETARY FUND; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; UTAH STATE RETIREMENT SYSTEMS; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; CHEVRON MASTER PENSION TRUST; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; ESSEX COUNTY COUNCIL; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; ISHARES PUBLIC LIMITED COMPANY; CITY OF NEW YORK DEFERRED COMPENSATION PLAN; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; KAISER FOUNDATION HOSPITALS; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; PARAMETRIC EMERGING MARKETS FUND; CHEVRON UK PENSION PLAN; COMMONWEALTH BANK GROUP SUPER; ALASKA COMMON TRUST FUND; ISHARES MSCI BRAZIL ETF; ISHARES II PUBLIC LIMITED COMPANY; CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD; SUNSUPER SUPERANNUATION FUND; SPDR MSCI ACWI EX-US ETF; PARTNER FI EM AÇÕES INVESTIMENTO NO EXTERIOR; JAPAN TR SERV BK LTD RE RTB DWS BRIC EXT PLUS MOTHER; VANGUARD GLOBAL EQUITY FUND, A SERIES OF VANGUARD; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; THE TEXAS EDUCATION AGENCY; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; GOVERNMENT OF SINGAPORE; FUTURE FUND BOARD OF GUARDIANS; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NORTHERN TRUST INVESTIMENT FUNDS PLC; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; ISHARES MSCI BRIC ETF; PEOPLE S BANK OF CHINA; PUBLIC SECTOR PENSION INVESTMENT BOARD; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK; INVESCO DWA EMERGING MARKETS MOMENTUM ETF; EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND; STICHTING PENSIOENFONDS UWV; EASTSPRING INVESTMENTS; LEGAL GENERAL INTERNATIONAL INDEX TRUST; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; ISHARES III PUBLIC LIMITED COMPANY; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; OPPORTUNITY LOGICA MASTER FIA; AMERICAN HEART ASSOCIATION, INC.; LEBLON AÇÕES MASTER FUNDO DE INVESTIMENTO DE AÇÕES; PICTET - EMERGING MARKETS INDEX; DANSKE INVEST SICAV; TRUST CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; ATAULFO LLC; FIDELITY INVEST TRUST: FIDELITY SERIES EMERG MARK OPPORT FUN; BELLSOUTH CORPORATION RFA VEBA TRUST; FIAM GROUP TRUST FOR EMPLOYEE BENEFIT PLANS; HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO; FIDELITY SELECT EMERGING MARKETS EQUITY INSTITUTIONAL TRUST; FIRST STATE INVEST ICVC - STEWART INVEST LATIN AMERICA FUND; WISDOMTREE GLOBAL EX-U.S. QUALITY DIVIDEND GROWTH FUND;

STICHTING PGGM DEPOSITARY; ARIZONA PSPRS TRUST; KAISER PERMANENTE GROUP TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; LEBLON ICATU PREVIDÊNCIA FIM; SCHWAB EMERGING MARKETS EQUITY ETF; BRASIL CAPITAL MASTER FIA; ISHARES MSCI EMERGING MARKETS ETF; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FU; UPS GROUP TRUST; AMSP PREVIDÊNCIA FUNDO DE INVESTIMENTO MULTIMERCADO; FIRST TRUST BICK INDEX FUND; PERFIN EQUITY HEDGE MASTER FIM; CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND; LUMINUS FUNDO DE INVESTIMENTO DE AÇÕES; BMO MSCI EMERGING MARKETS INDEX ETF; WELLINGTON TRUST COMPANY N.A.; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; PERFIN FORESIGHT MASTER FUNDO DE INVESTIMENTO EM AÇÕES; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND; CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO; MANASLU LLC; HSBC EMERGING MARKETS POOLED FUND; BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; BERESFORD FUNDS PUBLIC LIMITED COMPANY; FIRST TRUST BRAZIL ALPHADEX FUND; SSGA SPDR ETFS EUROPE I PLC; ADVANCED SERIES TR - AST BLACKROCK GL STRATEGIES PORTFOLIO; STICHTING PENSIOENFONDS ING; EUROPEAN CENTRAL BANK; VERIZON MASTER SAVINGS TRUST; EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; KAPITALFORENINGEN MP INVEST, GLOBALE AKTIER II; MARATHON UCITS FUNDS; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI ACWI ETF; PERFIN EQUITY HEDGE MASTER FIA; GLOBAL EMERGING MARKETS BALANCE PORTFOLIO; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; JNL/MELLON EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; THE MARATHON-LONDON GLOBAL INVESTMENT TRUST I; ISHARES V PUBLIC LIMITED COMPANY; FIDELITY INVESTMET TRUST: FIDELITY EMERGING MARKETS DISCOVER; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS F; BRASIL CAPITAL 30 MASTER FIA; DB ADVISORS EMERGING MARKETS EQUITIES – PASSIVE; VOYA EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; FIDELITY EMERGING MARKETS EQUITY MULTI-ASSET BASE FUND; INVESCO SP EMERGING MARKETS MOMENTUM ETF; GERDAU PREV 5 FUNDO DE INVESTIMENTO EM AÇÕES; MERCER QIF FUND PLC; K INVESTMENTS SH LIMITED; CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM; BARRA FUNDO DE INVESTIMENTO EM AÇÕES; ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL; ASCENSION ALPHA FUND, LLC; COMMONWEALTH SUPERANNUATION CORPORATION; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY; NFS LIMITED; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F; BLACKROCK GLOBAL INDEX FUNDS; FIAM SELECT EMERGING MARKETS EQUITY FUND, LP; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD; INVESTERINGSFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AK; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI A GL II; EATON VANCE MANAGEMENT; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; NORTHERN TRUST COMPANY SUB-ADVISED COLLECTIVE FUNDS TRUST; EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR; QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP; AMERGEN CLINTON

NUCLEAR POWER PLANT NONQUALIFIED FUND; THREE MILE ISLAND UNIT ONE QUALIFIED FUND; STATE STREET IRELAND UNIT TRUST; SPDR SP EMERGING MARKETS FUND; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; KP INTERNATIONAL EQUITY FUND; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; ADVANCED SERIES TRUST-AST F. I. AMR Q. PORTFOLIO; XTRACKERS (IE) PUBLIC LIMITED COMPANY; XTRACKERS; THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; NORMANDIA FUNDO DE INVESTIMENTO DE AÇÕES; JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); INTECH GLOBAL ALL COUNTRY ENHANCED INDEX FUND LLC; STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; LEGAL GENERAL GLOBAL EQUITY INDEX FUND; MOBIUS LIFE LIMITED; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; SPDR MSCI ACWI LOW CARBON TARGET ETF; ISHARES MSCI ACWI LOW CARBON TARGET ETF; ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLES E M E; POOL REINSURANCE COMPANY LIMITED; LEGAL GENERAL COLLECTIVE INVESTMENT TRUST; GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF; INVESTERINGSFORENINGEN L PENSIONSINVESTERING, LPI A G IX AKK; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; AQR UCITS FUNDS; INVESTERINGSFORENINGEN PROCAPTURE GLOBAL AC I FUND - ACC KL; INVESTERINGSFORENINGEN PROCAPTURE G EMERGING M I F - ACC. KL; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; COMPASS EMP EMERGING MARKET 500 VOLATILITY WEIGHTED INDEX E; THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536; ACCIDENT COMPENSATION CORPORATION; HARBOR DIVERSIFIED INTERNATIONAL ALL CAP FUND; DEUTSCHE ASSET WEALTH MANAGEMENT INVESTMENT GMBH FOR D GPF; THE BOARD OF THE PENSION PROTECTION FUND; GUIDEMARK EMERGING MARKETS FUND; NORTHERN TRUST UCITS FGR FUND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; GAM STAR FUND PLC; STATE STREET ICAV; SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF; MARATHON UCITS COMMON CONTRACTUAL FUND - M GLOBAL C C FUND; ISHARES ESG MSCI EM ETF; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; NAVARRO 1 FUND LLC; PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD; MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF; ISHARES IV PUBLIC LIMITED COMPANY; DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN; BARTHE HOLDINGS LLC; TYLER FINANCE LLC; LEGAL GENERAL ICAV; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; MINISTRY OF ECONOMY AND FINANCE; THE MARATHON-LONDON EMERGING MARKETS INVESTMENT TRUST; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; FIDELITY SELECT GLOBAL PLUS ALL CAP EQUITY INSTITUTIONAL TRU; ANNAPURNA PSE FIA; CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; RAIFFEISEN-NACHHALTIGKEIT-EMERGINGMARKETS-AKTIEN; FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA; MARATHON-LONDON GLOBAL FUND, A SUB-FUND OF THE MARATHON-LOND; THE COMMONWEALTH FUND; CADENCE GLOBAL EQUITY FUND L.P.; WELLS FARGO FACTOR

ENHANCED EMERGING MARKETS PORTFOLIO; LEBLON EQUITIES INSTITUCIONAL I FUNDO DE INVESTIMENTO DE ACO; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; THE WESTPAC WHOLESALE UNHEDGED INTERNATIONAL SHARE TRUST; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; EMERGING MARKETS EQUITY ESG SCREENED FUND B; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS OPPORTUNITIES LR FUND; GLOBAL EX-US ALPHA TILTS FUND; GLOBAL EX-US ALPHA TILTS FUND B; IMPACT GLOBAL ALPHA TILTS NON-LENDABLE FUND B; DESJARDINS EMERGING MARKETS MULTIFACTOR - CONTROLLED VOLATIL; STATE STREET R. F. E. M. I. NON-LENDING COMMON T. FUND; NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND; OPPORTUNITY AÇÕES FIA BDR NIVEL I IE; RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; FRANKLIN LIBERTYSHARES ICAV; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; NORMANDIA INSTITUCIONAL MASTER FIA; MARATHON UCITS COMMON CONTRACTUAL FUND – MARATHON; VICTORYSHARES USAA MSCI E. M. VALUE M. ETF; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; CLARITAS TOTAL RETURN MASTER FIM; VANGUARD EMERGING MARKETS STOCK INDEX FUND; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL; SCRI-ROBECO QI CUST EMERG MARKETS ENHANCED INDEX EQUIT FUND; SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; MSCI ACWI EX-U.S. IMI INDEX FUND B2; LAERERNES PENSION FORSIKRINGSAKTIESELSKAB; FIAM GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: FIAM; FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND; VANGUARD ESG INTERNATIONAL; FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGIN; WEST YORKSHIRE PENSION FUND; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; BLACKROCK MSCI ACWI ESG FOCUS INDEX FUND; PUBLIC PENSION AGENCY; FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISE; XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY; STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL; BRASIL CAPITAL PREV I MASTER FUNDO DE INVESTIMENTO EM AÇÕES; LEBLON PREV FIM FIFE; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND; PHILADELPHIA GAS WORKS PENSION PLAN; FIDEICOMISO FAE; BRASIL CAPITAL 70 XP SEGUROS ADVISORY PREVIDÊNCIA FUNDO DE I; PENSIOENFONDS WERK EN (RE) INTERGRATIE; MERCER UCITS COMMON CONTRACTUAL FUND; PLURIBUS LABS GLOBAL CORE EQUITY MASTER FUND LP; ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM; BNY MELLON (RIVER AND MERCANTILE) GLOBAL EQUITY FU; FIDELITY EMERGING MARKETS OPPORTUNITIES INSTITUTIO; DWS INVEST ESG GLOBAL EMERGING MARKETS EQUITIES; MACQUARIE FUND SOLUTIONS MACQUARIE EMERGING MARKETS SMALL; PERFIN FORESIGHT 100 FUNDO DE INVESTIMENTO DE AÇÕES PREV FIF; MIDDLETOWN WORKS HOURLY AND SALARIED UNION RETIREE; MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL; AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; INFUSIVE COMPOUNDING GLOBAL EQUITIES ETF; GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF; AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK; ASSET MANAGEMENT EXCHANGE UCITS CCF; ISHARES ESG MSCI EM LEADERS ETF; LEGAL GENERAL CCF; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; ARERO - DER WELTFONDS –NACHHALTIG; INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND; ALLIANZ GL INVESTORS GMBH ON

BEHALF OF ALLIANZGI-FONDS DSPT; BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; FI CE I PO LLC FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND; FIDELITY INSTITUTIONAL FUNDS ICVC - SELECT EM MA EQ FUND; FIDELITY INVESTMENTS MONEY MANAGEMENT INC; FORSTA AP-FONDEN; H.E.S.T. AUSTRALIA LIMITED; MORNINGSTAR INTERNATIONAL SHARES HIGH OPPORTUNITIES U. T.; MINEWORKERS PENSION SCHEME; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; LGIASUPER TRUSTEE;; SAS TRUSTEE CORPORATION POOLED FUND; SBC MASTER PENSION TRUST; STATE OF NEW MEXICO STATE INV. COUNCIL; STATE OF WYOMING; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHING PENSIOENFONDS VOOR HUISARTSEN; SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA; VANGUARD EMERGING MARKETS SHARE INDEX FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F.

We certify that this copy is the true copy drawn up in the Company’s books.

São Paulo, SP, August 27, 2020.

Presiding Board:

____________________________ Moacir Salzstein Chairman	____________________________ Henrique da Silva Gordo Lang Secretary

EXHIBIT TO THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF NATURA&CO HOLDING S.A. HELD ON AUGUST 27, 2020

BYLAWS OF NATURA &CO HOLDING S.A.

CHAPTER I

NAME, REGISTERED OFFICE, PURPOSES AND DURATION

Article 1 - NATURA &CO HOLDING S.A. (“Company”) is a corporation governed by these Bylaws and the applicable law, particularly Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”).

Sole Paragraph– With the admission of the Company to Novo Mercado da B3 – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including the controlling shareholders, managers and members of the Fiscal Council, if any, shall subject themselves to the provisions of the Novo Mercado Rules.

Article 2 - The Company has its principal place of business and jurisdiction in the City of São Paulo, State of São Paulo.

Sole Paragraph– The Company may open branches, agencies, warehouses, offices and any other establishments in the country as per the resolutions taken by the Board of Officers.

Article 3 - The Company’s corporate purpose is to manage equity interests in companies that develop their core activities in the beauty field, including, but not limited to, fragrances, skincare products, haircare products and make-up, or in a field similar or complementary to that of beauty, including, but not limited to, home and fashion, as quotaholder or shareholder, in Brazil or abroad.

Paragraph 1 – The Company may directly develop other activities similar or complementary to the corporate purpose described in Article 3.

Paragraph 2 – The development of the activities by the companies in which the Company holds any type of direct or indirect interest takes into account the following factors: (i) the short- and long-term interests of the Company and shareholders thereof, and (ii) the short- and long-term economic, social, environmental, and legal effects, with respect to the associates, suppliers, partners, clients and other creditors thereof, as well as the communities in which the Company operates locally and globally.

Article 4 - The Company is incorporated for an indefinite term of duration.

CHAPTER II

CAPITAL STOCK, SHARES AND SHAREHOLDERS

Article 5 - The capital stock of the Company, fully subscribed to and paid in, is of six billion, nine hundred and thirty nine million, five hundred and eighty seven thousand, nine hundred and fifty reais and twenty three cents (R$6,939,587,950.23), divided into one billion, two hundred and fifty two million, one hundred and sixteen thousand and four hundred and thirty five (1,252,116,435) registered common shares, with no par value.

Article 6 - The Company is hereby authorized to increase its capital stock, regardless of a Bylaws amendment, up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, upon a resolution of the Board of Directors, which will establish the terms of issuance, including the price and term for full payment.

Paragraph 1 – Within the limits of the authorized capital, the Board of Directors may approve the issuance of convertible warrants and debentures, as well as capital increases through the capitalization of profits or reserves, with or without stock dividends.

Paragraph 2 – The Company’s Board of Directors may grant call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of such options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

Article 7 - The capital stock of the Company will be represented solely by common shares, and each common share will be entitled to one vote on the resolutions to be adopted by the shareholders.

Article 8 - All shares of the Company will be in book-entry form and will be kept, in the name of the holders thereof, in a deposit maintained in a financial institution authorized to do business by the Brazilian Securities and Exchange Commission – CVM.

Sole Paragraph – The costs of transfers of the shares under custody may be charged directly to the shareholder by the depositary institution, as defined in the relevant custody agreement, with due regard to the maximum limit set by the Brazilian Securities and Exchange Commission – CVM.

Article 9 – The issue of new shares, convertible debentures into shares or warrants placed by way of sale on a stock exchange, public subscription or exchange of shares in a tender offer for control acquisition under the provisions of articles 257 to 263 of Law No 6,404/76, or also, under the terms of special law regarding tax incentives, may be given without the shareholders being granted preemptive rights in the subscription or with a reduction of the minimum period established by law to its exercise.

CHAPTER III

GENERAL MEETING AND COMPANY’S MANAGEMENT

SECTION I

GENERAL MEETING

Article 10 - The General Meeting may gather once a year and, on an extraordinary basis, when called pursuant to the law or these Bylaws.

Paragraph 1 – The resolutions of the General Meeting shall be taken by absolute majority of the votes, excluding blank votes, unless otherwise set forth in the applicable legislation..

Paragraph 2 – The General Meeting may only resolve on matters set out in the agenda, included in the respective call notices.

Article 11 - The General Meeting shall be called and presided by any of the Co-Chairmen of the Board of Directors or, in case of absence or impairment thereof, by the Executive Chairman of the Board of Directors or, still, in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors, by the Company`s Corporate Governance Officer or whomever any of the foregoing may appoint. The Chairman of the General Meeting may appoint up to two (2) secretaries.

Article 12 - The General Meeting shall, in addition to the attributions set forth by law:

(i)       elect and remove the members of the Board of Directors and the Fiscal Council members, when applicable;

(ii)       set the global fees of the members of the Board of Directors and of the Board of Officers, as well as the compensation of the Fiscal Council members, if operational;

(iii)       approve any splitting or grouping of shares;

(iv)       approve share-based compensation programs for their managers and employees, as well as managers and employees of other companies directly or indirectly controlled by the Company;

(v)       resolve on the allocation of the net income for the year and the distribution of dividends;

(vi)       elect the liquidator, as well as the Fiscal Council that shall operate during the winding-up period; and

(vii)       resolve on the Company’s exit from the Novo Mercado of B3.

Sole Paragraph - The Chairman of the Meeting shall observe and cause compliance with the provisions of the shareholders’ agreements filed at the Company’s principal place of business, and the votes rendered against the content of such agreements may not be taken into account.

SECTION II

MANAGEMENT BODIES

Subsection I

General Provisions

Article 13 - The Company will be managed by the Board of Directors and by the Board of Officers.

Paragraph 1 – The managers will take office by executing an instrument of investiture, which shall include their submission to the commitment clause referred to in article 35 of these Bylaws, drafted in a proper book, signed by the vested manager, the posting of a fidelity bond not being required.

Paragraph 2 –The managers shall hold their offices until the investiture of the substitutes thereof.

Paragraph 3 – The managers, in the exercise of their duties, shall observe the short and long-term interests of the Company, including the interests and expectations of its shareholders, employees, suppliers, partners, clients and other creditors, the communities in which the Company operates both locally and globally, as well as the environmental impacts.

Article 14 - The Meeting will set the aggregate annual amount to be distributed among the managers of the Company, and the Board of Directors will distribute such amount individually, subject to the provisions of these Bylaws.

Article 15 - Any of the management bodies shall validly meet with the attendance of the majority of its members and resolve by the vote of the majority of those present.

Paragraph 1 – In the event of tie in the voting of a matter at any meeting of the Board of Directors, the co-Chairman of the Board of Directors presiding over the meeting will have a casting vote to decide on the matter.

Paragraph 2 – Prior call notice of the meeting, as a condition for being valid, can only be waived if all members thereof attend such meeting, and for such purpose, the votes cast in writing shall be accepted.

Paragraph 3 – The meetings of the management bodies may be held exceptionally by conference call, videoconference, e-mail or any other means of communication that allows identification of the members and simultaneous communication with all other persons attending the meeting.

Paragraph 4 – Members who attend the meetings by conference call, videoconference or other means of communication under the terms of the paragraph above shall confirm their vote by means of a statement sent immediately after the meeting has ended to the person presiding the meeting, by letter, fax, e-mail or another means of communication allowing the member to be identified. Once the statement is received, the chairman of the meeting shall be vested with full powers to sign the minutes of the meeting on behalf of the referred member.

Subsection II

Board of Directors

Article 16 - The Board of Directors will be composed of at least nine (9) and no more than thirteen (13) members, who will be elected and removed by the Shareholders’ Meeting, with a unified term of office of two (2) years, reelection being permitted.

Paragraph 1 - Out of the members of the Board of Directors, at least 2 (two) or twenty percent (20%), whichever is higher, shall be independent directors, as defined in the Novo Mercado Rules, provided that the qualification of the members appointed to the board of directors as independent directors will be resolved upon at the General Meeting that elects such independent directors, provided further that a director elected as permitted under Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 will also be deemed an independent director, if there is a controlling shareholder. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the rounding to the whole number immediately higher will follow.

Paragraph 2 – The members of the Board of Directors shall have excellent reputation and unless otherwise permitted by the General Meeting, an individual who (i) holds a position in a company that may be considered as a competitor of the Company; or (ii) has or poses a conflict of interest with the Company may not be elected.

Paragraph 3 – Pursuant to Article 115, Paragraph 1 of Law No. 6,404/76, no voting rights may be exercised for the election of the members of the Board of Directors, where a conflict of interest with the Company exists.

Paragraph 4 – A member of the Board of Directors may not have access to information or take part in meetings of the Board of Directors that involve matters as to which such director has a conflict of interest with the Company or matters that could pose such a conflict of interest.

Paragraph 5 – In furtherance of its duties, the Board of Directors may establish committees or work groups having defined objectives and comprised of persons appointed by the Board from among the management of the Company and/or persons directly or indirectly related to the Company.

Article 17 – In the election of the members of the Board of Directors, the General Meeting shall first determine, by majority vote, the number of Board members to be elected by majority or multiple vote (if requested), and such number may be increased by up to one (1) member, in the event of the election of one (1) separate member by shareholders representing 10% of the capital stock, as provided for in paragraphs 4 and 5, of article 141 of Law No. 6,404/76.

Sole Paragraph- If the multiple vote process is not requested, according to the law, the General Meeting shall vote through slates previously registered with the presiding board, which shall assure to the holders of ten percent (10%) or more, individually or in block, of the Company’s common shares, the right to appoint a member. The presiding board shall not accept the registration of any slate in violation of the provisions of this article.

Article 18 - The Board of Directors will have up to three (3) Co-Chairmen of Board of Directors and one Executive Chairman of the Board of Directors and one Chief Executive of the Group, who will be elected by a majority vote of the directors at the first meeting of the Board held after investiture of the directors, or whenever resignation or vacancy occurs in these positions.

Paragraph 1 – Accumulation of the positions of Co-Chairman of the Board of Directors and Chief Executive of the Group by the same person is not allowed.

Paragraph 2 - Accumulation of the positions of Executive Chairman of the Board of Directors and Chief Executive of the Group by the same person is allowed.

Paragraph 3 – It shall be incumbent upon the members of the Board of Directors, at the first meeting that occurs immediately after their investitures, to set the number of Co-Chairmen and, then, to appoint who amongst them shall preside over the Board of Directors' meetings for their term of office.

Paragraph 4 - The appointed Co-Chairmen shall have, in addition to the legal attributions, the following attributions:

(a) coordinate the activities of the Board of Directors, seeking the effectiveness and good performance of the body and each of its members, serving as a link between the Board of Directors and the Chief Executive of the Group;

(b) to act with the purpose of enhancing the Company in accordance with its values, identity and origin;

(c) to maintain and develop institutional relationships of the Company with entities and authorities with the purpose of promoting and maintaining the Company’s interests;

(d) to maintain and develop the relationship with the Company’s shareholders;

(e) to promote the vision, image and general aspects of the independent Business Divisions inside the Company and before third parties;

(f) review and propose the compensation of the Executive Chairman of the Board of Executive and of the Chief Executive of the Group.

(g) with the support of the Executive Chairman of the Board of Directors and committees, to organize and coordinate the Board of Directors' meetings' agenda, the calendar of meetings and Annual Shareholders' Meetings, to call and preside the Board of Directors' Meetings, to assure that the directors receive the appropriate information for each meeting, as well as to assure the correct functioning of such body; and

(h) to establish and supervise the evaluation process of the Executive Chairman of the Board of Directors and of the Chief Executive of the Group, of the other members of the Board of Directors, individually, and of the Board of Directors itself as well as their committees, as collegiate bodies and the corporate governance secretary;

(i) to coordinate the preparation and updating of the succession plan for the Chief Executive of the Group; and

(j) at least one of them integrates and preside the Corporate Governance Committee and at least one of them integrates the Organization and People Committee.

Paragraph 5 - The Executive Chairman of the Board of Directors shall have, in addition to its legal attributions, as member of the Board of Directors, the following attributions:

(a) to supervise the execution of the long and short term strategy of the Group, in accordance with the objectives and interests of the group set forth by the shareholders and Board of Directors;

(b) to promote the governance, cadence and interaction levels between the Operational Committee of the Group, the Executive Committees of each Business Division, the Board of Directors, the Board of Officers and the shareholders of the Company;

(c) to collaborate with the Company's Board of Directors in the inspection of each Business Division;

(d) to support the Co-Chairmen in organizing and coordinating the Board of Directors' meetings' agenda, the calendar of meetings and Annual Shareholders' Meetings, to call and preside the Board of Directors' Meetings, to assure that the directors receive the appropriate information for each meeting, as well as to assure the correct functioning of such body

(e) to support the Co-Chairmen in establishing and supervising the evaluation process of the members of the Board of Directors, individually, and of the Board of Directors itself as well as their committees, as collegiate bodies and the corporate governance secretary.

Paragraph 6 - The Chief Executive of the Group shall have, in addition to its legal attributions, as member of the Board of Directors, the following attributions as chief executive of the business group formed by the Company and its subsidiaries, controlled and affiliated companies (“Group”):

(a) to preside over the Group's Operating Committee and coordinate the actions of the Company's and its subsidiaries, controlled and affiliated officers, maintaining each Business Unit with its own executive offices and executive committees;

(b) to enhance the collaboration and synergy between the management of each Business Division, referring the matters before the Board of Directors and the respective Committees;

(c) to propose to the Board of Directors, over time, attributions and tasks dedicated to the Company and Business Units; and

(d) to make recommendations to the Board of Directors and to the Board of Executive Officers of the Company with regards to the Group, management, from a perspective of results, resource allocation between the business divisions, talent management and cash flow, in order to assure that the management is aligned with the objectives and interests approved by the Board of Directors and by the Company's shareholders.

Paragraph 7 - In the event of vacancy in the position of member of the Board of Directors, the substitute will be appointed by the remaining members, who will temporarily exercise their term of office until the date of the next General Meeting to be held, which will appointed a new member (which may be the member temporarily appointed by the Board of Directors), who will serve for the remainder of the term until the end of the unified term. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability.

Article 19 - The Board of Directors will hold regular meetings four (4) times a year and may hold extraordinary meetings whenever called by the Co-Chairman appointed under the terms of Paragraph 2 of the Article 18 or by the majority of directors.

Paragraph 1 – Notice to all meetings will be given at least seventy-two (72) hours in advance.

Paragraph 2 – All Board of Directors resolutions must be recorded in minutes transcribed on the appropriate book of the Board of Directors and executed by all attending directors.

Paragraph 3 - In the event of temporary absence of any director, it may be substituted at Board meetings by another director that it may have expressly appointed, case in which its attorney should be under a specific power of attorney, stating, among other things, the votes to be cast on the items of the agenda for each meeting. In such case, the substitute, in addition to its own vote, will cast the vote previously indicated by the absent director.

Article 20 – The Board of Directors shall, in addition to the other duties attributed thereto by the law or the Bylaws:

(i)       exercise the normative functions of the Company’s activities, being entitled to call up for analysis and resolution any matter that is not understood as being under the exclusive authority of the General Meeting or of the Board of Officers;

(ii)       set the general guidelines for the business of the Company;

(iii)       elect and remove from office the Officers of the Company;

(iv)       attribute to the Officers the respective functions, observing the provisions of these Bylaws;

(v)       resolve on the calling of the General Meeting, when it deems appropriate, or in the case of article 132 of the Law No. 6,404/76;

(vi)       supervise the Officers’ management by inspecting, at any time, the Company’s books and documents, and requesting information on agreements executed or being transacted and any other acts;

(vii)       review the quarterly results of operations of the Company;

(viii)       select and replace the independent auditors;

(ix)       call for the presence of the independent auditors to provide clarification as required;

(x)       to issue an opinion on the Management Report and the accounts of the Board of Officers, and to resolve on the submission thereof to the General Meeting;

(xi)       approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as to follow up on the implementation thereof;

(xii)       approve the creation and dissolution of a subsidiary and the Company's interest held in the capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other establishments of the Company abroad;

(xiii)       determine the execution of inspections, audits or rendering of accounts in the Company's subsidiaries, controlled or affiliated companies, as well as in foundations sponsored by it;

(xiv)       previously issue statements on any subject to be submitted to the General Meeting;

(xv)       authorize the issue of shares of the Company, within the limits authorized in article 6 of the Bylaws, establishing the issue conditions, including the paying up price and term, being able also to exclude the preemptive right or reduce the period for its exercise in the issue of shares, subscription warrants and convertible debentures, whose placement is made by means of sale on the stock exchanges or by public subscription or in public offer for acquisition of control, under the terms set forth by law;

(xvi)       resolve on the Company’s acquisition of its own shares to hold them in treasury and/or subsequent cancellation or disposal;

(xvii)       resolve on the issue of warrants and approve the capital increase upon capitalization of profits and reserves, with or without stock dividends, pursuant to Article 6, Paragraph 1, of these Bylaws;

(xviii)       grant restricted shares and call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of the options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

(xix)       establish the amount of the profit sharing of the officers, managers and employees of the Company;

(xx)       resolve on the issuance of debentures;

(xxi)       authorize the Company to post bond with respect to third party obligations, except in case of wholly-owned subsidiaries of the Company;

(xxii)       approve the Board of Officer's authority and its policies, as well as any amendments thereto, which shall include rules for (a) the acquisition of fixed and intangible assets and the assumption of financial commitments, (b) the encumbrance of fixed and intangible assets, (c) the contracting of any fundraising and the issuance of any credit instruments to raise funds, whether bonds, notes, “commercial papers”, promissory notes and others, commonly used in the market, also deciding on its issuance and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the board of officers;

(xxiii)       approve the hiring of a trustee providing book-entry share services;

(xxiv)       dispose, in compliance with the rules of these Bylaws and current legislation, on the order of its work and adopt or issue rules for its operation;

(xxv)       pronounce itself favorably or against any public offering for acquisition of shares contemplating shares issued by the Company, by means of a prior substantiated opinion, disclosed within fifteen (15) days as of the publication of the call notice of the public offering for acquisition of shares, which shall address at least: (i) the convenience and opportunity of the public offering for acquisition of shares regarding the interest of the group of shareholders, including the price and the potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) regarding alternatives to the acceptance of the public offering for acquisition of shares available on the market, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (CVM);

(xxvi)       decide on (i) the declaration of interim dividends, pursuant to Article 32, paragraph 3 of these Bylaws; and (ii) the payment or credit of interest on equity during the year to the shareholders, pursuant to the applicable law; and

(xxvii)       define the individualization of the global management compensation approved by the General Meeting.

Subsection III

Board of Officers

Article 21 - The Board of Officers, whose members may be elected and removed by the Board of Directors at any time, shall be composed of at least two (2) and at most 9 (nine) members, namely one Financial Officer, one Legal and Compliance Officer, one Global Officer of Operations and Procurement, one Executive Officer for Latin America, one Corporate Governance Officer, one Investor Relations Officer and the remaining Executive Officers, all of whom shall serve for a term of three (3) years and with reelection permitted, being the position of Investor Relations Officer of mandatory filling.

Paragraph 1 – The election of the Board of Officers shall occur preferably at the first meeting of the Board of Directors held after the Annual General Meeting.

Paragraph 2 - The Officers will be replaced, in cases of absence or temporary impediment, by another Officer, chosen by the Chief Executive of the Group. In case of vacancy, an interim substitute shall be appointed by the Chief Executive of the Group, until the Board of Directors elects a permanent replacement to serve the remainder of the term.

Paragraph 3 - Executive Officers may accumulate positions, observing the minimum number of two (2) members.

Article 22 - The Board of Officers has all powers to take the actions necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, the resolutions taken by the General Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being specially responsible for:

(i)       complying with and cause compliance with these Bylaws and the resolutions of the Board of Directors and the General Shareholders’ Meeting;

(ii)      preparing and submitting each year to the Group Operating Committee an strategic plan, the annual revisions thereof, and the general budget of the Company, and monitoring their implementation; for subsequent submission to the Board of Directors, under article 26, item “c” of these Bylaws;

(iii)     resolving on the establishment, transfer and closing of branches, agencies, warehouses, offices and any other establishments of the Company in Brazil

(iv)     deciding, up to the authority limit determined by the Board of Directors, on the acquisition, disposal and/or encumbrance of fixed and intangible assets and financial commitments associated with projects in which the Company intends to invest;

(v)      submitting, on a yearly basis, the Management Report and the accounts of the Board of Officers, together with the report of the independent auditors, and the proposal pertaining to the use of profits ascertained in the previous year, to the appraisal of the Board of Directors; and

(vi)     submitting, on a quarterly basis, the detailed economic and financial interim balance sheet of the Company and controlled companies thereof.

Article 23 - The Officers, in addition to carrying out the activities attributed thereto by the Board of Directors, shall have the following duties:

Paragraph 1 - It is incumbent on the Chief Financial and Investor Relations Officer:

(a) to plan, implement and coordinate the financial policies of the Company, and to organize, prepare and monitor its budget;

(b) to prepare financial statements, and to manage the accounting activities and the treasury of the Company, in compliance with applicable legal requirements;

(c) to provide guidance to the Company on any decision-making that involves financial risks;

(d) to prepare financial reports and to provide information on his or her areas of responsibility to the bodies of the Company;

(e) to plan and carry out management policies for its areas of responsibility; and

(f) other duties that may be assigned from time to time by the Chief Executive of the Group.

Paragraph 2 - It is incumbent on the Legal and Compliance Officer:

(a) to advise and assist the Company with respect to legal matters;

(b) to defend the interests of the Company before third parties; and

(c) to develop and coordinate the compliance program of the Company.

(d) other duties that may be assigned from time to time by the Chief Executive of the Group.

Paragraph 3 - It is incumbent on the Global Operations and Purchasing Director:

(a) elaborate the Company's medium and long-term commercial strategy, through interactions with the departments of the Industrial, Supply, Logistics and Order cycle areas;

(b) monitor the Company's short-term commercial performance; and

(c) other duties that, from time to time, are determined by the Chief Executive of the Group

Paragraph 4 - It is incumbent on the Chief Executive for Latin America:

(a) evaluate, define and implement the company's business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

(b) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 5 – It is incumbent on the Corporate Governance Officer:

(a) organize and act as secretary to the meetings of the Board of Directors and its committees, being responsible for preparing the minutes of the meetings of these forums;

(b) organize the processes for integrating new members of the Board of Directors, boards and committees and new executives into the Group;

(c) assist the chairman of the Board of Directors in defining relevant matters in the agendas of meetings and optimization of human resources and infrastructure;

(d) establish the best dialogue between the Board of Directors and the Group's executive areas;

(e) prepare the annual activities calendar of the Board of Directors and the Annual General Meeting of shareholders;

(f) to guide the governance agents on their rights and obligations; and

(g) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 6 - It is incumbent on the Investor Relations Officer:

(a) to represent the Company before Brazilian Securities Commission – CVM and other authority bodies and institutions that act in the capital markets;

(b) to provide information to the investors, to the Brazilian Securities Commission - CVM, stock exchanges in which the Company has its securities negotiated and other bodies related to the activities developed in the capital markets, in accordance with applicable Brazilian and foreign laws; and

(c) to keep the record of the Company as a listed corporation updated with the Brazilian Securities Commission- CVM.

(d) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 7 - It is incumbent on the Executive Officers, in addition to other attributions set forth by the Board of Directors:

(a) to foster the development of the activities of the Company, with due regard to its corporate purpose;

(b) to coordinate the activities of the Company and its subsidiaries;

(c) to conduct the budgetary management of areas of the Company under their supervision, including management and cost controls;

(d) to coordinate the actions of its area and its specific attributions with those of other officers; and

(e) to represent the Company before clients, the press, the society and legal, corporate and governmental entities, safeguarding the interests of the organization and caring for its image~~.~~;

(f) other duties assigned to them from time to time by the Chief Executive of the Group.

Article 24 - As a general rule and except for the cases covered in the subsequent paragraphs, the Company will always be legally represented by two (2) officers, or one (1) officer and one (1) attorney-in-fact, or two (2) attorneys-in-fact, within the limits of the respective powers of attorney.

Paragraph 1 – The acts for which these Bylaws require the prior consent of the Board of Directors may only be performed after this condition has been met.

Paragraph 2 - Pursuant to the provisions of this article, the Company may be represented by one (1) single Executive Officer or one (1) single attorney in fact, with special powers, in the following cases:

(a) where the act to be performed requires a single representative, the Company will be represented by any Officer or attorney-in-fact with special powers; and

(b) in the case of release and discharge of amounts payable to the Company, as well as in the case of correspondence not involving an obligation to the Company and for the performance of simple administrative routine of the Company, including those practiced before public authorities, government-controlled entities, Federal Revenue officers, State Treasury Departments, Municipal Treasury Department, Commercial Boards, Labor Courts, the Social Security Institute (INSS), the Severance Indemnity Fund (FGTS) and its collection banks and other similar acts and before the National Health Surveillance Agency~~.~~; and

(c) in the case of representation of the Company by the Investor Relations Officer before representing the Company before the Securities and Exchange Commission - CVM and other control bodies and institutions that operate in the capital market.

Paragraph 4 – The appointment of attorneys-in-fact must observe the following rules:

(a)       all powers of attorney will be granted jointly by any two (2) Officers;

(b)       if the purpose of the power of attorney is to take actions that require the prior authorization of the Board of Directors, the granting thereof shall be expressly conditioned upon the obtainment of such authorization, which shall be stated in the content thereof; and

(c)       unless otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Company shall have a limited term of effectiveness, except for powers of attorney for representation in administrative proceedings and with a clause granting general authority to the attorney.

Paragraph 5 - The actions taken in violation of the provisions set forth in this article shall not be valid nor shall them be binding upon the Company.

Subsection IV

The Group Operating Committee

Article 25 - The Group Operating Committee, an advisory body directly linked to the Board of Directors, with operational autonomy, shall be composed of the following members:

(a) the Chief Executive of the Group;

(b) the chief executive of each of the Group's Business Units, as defined by the Board of Directors; and

(c) other directors or officers of the Company appointed by the Chief Executive of the Group and nominated by the Board of Directors.

Paragraph 1 - The Group's Operating Committee will be chaired by the Chief Executive of the Group.

Paragraph 2 - The Board of Directors will approve the Internal Regulations of the Group's Operational Committee, which will stipulate rules for calling, installation, voting and frequency of meetings, term of mandates and activities of the President of the Group's Operating Committee, among other matters.

Article 26 – It is incumbent on the Group's Operational Committee:

(a) assist the Board of Directors in the definition and implementation of the global strategy and in the development of the Group's activities, as well as in the supervision of each Business Unit, monitoring the implementation of decisions taken within the scope of the Board of Directors;

(b) identify synergies and opportunities for the Group between each Business Unit, both from the point of view of revenue as well as costs;

(c) review and submit to the Board of Directors the strategic plan, its annual reviews and the general budget of the Company, including the allocation of resources between the Business Units in accordance with the Group's strategic plan and business plan and supervise its execution;

(d) to watch over the organizational aspects of the Group, making recommendations to the Board of Directors on measures necessary for its fluidity and efficiency;

(e) act as a forum for discussion and recommendations on back office structures, procurement, IT platforms, real estate structure, capital and supply chain structure and other topics of interest to the Company; and

(f) promoting the creation of Centers of Excellence among the Business Units.

Subsection V

Audit, Risk Management and Finance Committee

Article 27 – The Audit, Risk Management and Finance Committee (“Audit Committee”), an advisory body directly related to the Board of Directors, with operational autonomy, shall be composed of at least three (3) members, of which:

(i) at least one (1) must be an Independent Director (as defined in the Novo Mercado Rules), to be appointed by the Board of Directors;

(ii) at least one (1) of them must have recognized experience in corporate accounting matters, in compliance with the applicable rules issued by the Brazilian Securities and Exchange Commission (CVM);

(iii) a least one (1) of them shall not be a member of the Company’s Board of Directors; and

(iv) one (1) may accrue the qualifications described in items “(i)” and “(ii)” above.

Paragraph 1 – The Audit Committee shall be coordinated by a Chairman designated upon appointing of the members of the Audit Committee, among the Independent Directors.

Paragraph 2 – The Board of Directors shall approve the Internal Rules of the Audit Committee, which shall stipulate rules for convening, installing, voting and periodicity of meetings, terms of office, qualification requirements of its members and activities of the Chairman of the Audit Committee, among other matters.

Paragraph 3 – The Audit Committee shall have its own dedicated budget approved by the Board of Directors, destined to cover expenses for its operation and the contracting of consultants for accounting, legal and other matters, when the opinion of an external or independent expert is required.

Article 28 – The Audit Committee shall:

(i)        issue an opinion to the Board of Directors regarding the choice and hiring or dismissal of independent audit services of the Company, being responsible for defining the compensation and supervision of the independent auditors, and for monitoring the effectiveness of the work of the independent auditors and their independence, as well as for assessing the annual work plan of the independent auditor and submitting it for appraisal of the Board of Directors;

(ii)       approve, prior to the resolution by the Board of Directors, any audit or extra-audit services provided by the independent auditor;

(iii)      assist the Board of Directors in monitoring and controlling the quality of the financial statements and assess the quarterly information, interim statement and financial statements;

(iv)      assist the Board of Directors in monitoring the effectiveness of risk management processes and the compliance duty and monitor the activities of internal audit and the internal control area of the Company;

(v)       assist the Board of Directors in monitoring the effectiveness of risk management and assess and monitor the risk exposure of the Company;

(vi)      assess, monitor, and recommend to the management the correction or improvement of the internal policies of the Company, including the policies on transactions with related parties;

(vii)     have the means to receive, hold and treat information regarding relevant errors or frauds related to accounting, audit, internal controls and financial statements, as well as non-compliance with legal and normative provisions applicable to the Company, in addition to internal rules and codes, including with the projection of specific procedures for protection of the provider and confidentiality of the information;

(viii)    other duties set forth in the Internal Rules of the Audit Committee

SECTION III

FISCAL COUNCIL

Article 29 - The Fiscal Council of the Company, having such powers and duties as set forth by law, shall be composed of three (3) acting members and same number of alternates.

Paragraph 1 – The Fiscal Council shall not operate on a permanent basis and shall only be installed upon call by the shareholders, in accordance with the legal provisions.

Paragraph 2 – The investiture of the members of the Fiscal Council, whether sitting members or alternates thereof, shall be conditioned upon the execution of the instrument of investiture, which must set forth that it shall be subject to the commitment clause referred to in article 36 of these Bylaws, as well as the compliance with the applicable legal requirements.

CHAPTER IV

DISTRIBUTION OF PROFITS

Article 30 – The fiscal year shall start on January 1 and end on December 31 of each year.

Paragraph 1 – At the end of each fiscal year, the Board of Officers shall prepare, pursuant to the applicable legal principles, the following financial statements:

(a) balance sheet;

(b) profit and loss statement;

(c) statement of comprehensive income;

(d) statement of changes in shareholders’ equity;

(e) statement of cash flows;

(f) statement of value added; and

(g) explanatory notes to the financial statements.

Paragraph 2 – The Board of Directors shall submit to the Annual General Meeting a proposal on the intended allocation of net profits, together with the financial statements of the year, subject to the provisions set forth in these Bylaws and in the law.

Article 31 - The shareholders shall be entitled to receive, in each year, as dividends a minimum mandatory percentage of thirty percent (30%) on the net profit, with the following adjustments:

(i)         the addition of the amounts resulting from the reversal, in the year, of reserves for previously created contingencies;

(ii)        deducting the amounts set aside during the year for establishment of the statutory reserve and contingency reserves; and

(iii)       whenever the amount of the minimum compulsory dividend exceeds the realized portion of the net profit for the year, the management may propose, and the General Meeting may approve, the allocation of the excess to create an unrealized profit reserve (article 197 of Law No. 6,404/76.)

Paragraph 1 – The General Meeting may assign to the managers a share in the profits, subject to the relevant legal limits. The payment of such profit sharing is conditioned upon the allocation to the shareholders of the compulsory dividend referred to in this article. Whenever the semi-annual balance sheet is prepared and interim dividends are paid based on it in an amount at least equal to thirty percent (30%) on the net profits of such period, calculated pursuant to this article, a share of the semi-annual profits may be paid to the managers, upon resolution of the Board of Directors, by referendum of the General Meeting.

Paragraph 2 – The Meeting may resolve on, at any time, distributing dividends due to preexisting profit reserves or profits accrued in the previous years, thus kept as a result of a resolution of the Meeting, after the compulsory dividend referred to in this article is assigned to the shareholders in each year.

Paragraph 3 – The Company may prepare semi-annual or other interim balance sheets, and the Board of Directors may resolve on the distribution of dividends from the account of profits ascertained in those balance sheets. The Board of Directors may also declare an interim dividend from the account of accrued profits or from profits reserves existing in those balance sheets or in the last annual balance sheet.

Paragraph 4 – The dividends not claimed within three (3) years shall become time-barred to the benefit of the Company.

Paragraph 5 - The Board of Directors may pay or credit interest on net equity pursuant to the applicable legislation.

Article 32 - The General Meeting may resolve on the capitalization of reserves created in semi-annual or interim balance sheets.

CHAPTER V

DISPOSAL OF SHARE CONTROL AND PUBLIC TENDER OFFER (OPA) DUE TO THE ACQUISITION OF A RELEVANT INTEREST

SECTION I

DISPOSAL OF SHARE CONTROL

Article 33 - The direct or indirect disposal of the Company’s Control, through a single transaction or through successive transactions, shall be contracted under the condition precedent or resolutory condition that the purchaser undertakes to carry out the public offering for acquisition of shares, the object of which shall be the shares issued by the Company and held by other shareholders, observing the conditions and the terms set forth in the legislation and in the prevailing regulations and in the Novo Mercado Rules, so as to ensure them a treatment equal to that provided to the disposing party.

SECTION II

TENDER OFFER (OPA) AS A RESULT OF REACHING A RELEVANT INTEREST

Article 33 - Any Relevant Shareholder that acquires or becomes the owner of shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall, within sixty (60) days as of the date of acquisition or the event that resulted in the ownership of shares in an amount equal to or higher than twenty-five (25%) of the total number of shares issued by the Company, register or apply for registration of, as the case may be, a public offering for the acquisition of all shares issued by the Company (“OPA”), in compliance with the provisions of the applicable regulations of the Brazilian Securities and Exchange Commission (CVM), the regulations of B3 and the terms of this article.

Paragraph 1 – The OPA shall be (i) directed indistinctly to all shareholders of the Company, (ii) carried out in an auction to be performed at B3, (iii) launched with the price determined pursuant to the provisions of paragraph 2 below, and (iv) paid at sight, in Brazilian currency, against the acquisition in the OPA of shares issued by the Company.

Paragraph 2 – The acquisition price in the OPA of each share issued by the Company cannot be lower than the result obtained applying the following formula:

OPA Price = Share Value

Where:

“OPA Price” ‘OPA Price’ means the acquisition price of each share issued by the Company in the OPA set forth in this article..

“Share Value” means the greatest amount between: (i) the highest unit quote achieved by shares issued by the Company during the period of twelve (12) months prior to the OPA in any stock exchange in which the Company’s shares are traded, (ii) the highest unit price paid by the Relevant Shareholder, at any time, for one share or tranche of shares issued by the Company; and (iii) the amount equivalent to twelve (12) times the Company’s Average Consolidated EBITDA (as defined in paragraph 11 below) less the Company’s net consolidated debt, divided by the total number of shares issued by the Company.

Paragraph 3 – The conduct of the OPA referred to in the main section of this article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, preparing a competitive OPA, pursuant to the applicable regulations.

Paragraph 4 – The conduct of the OPA referred to in the main section of this article may be waived upon affirmative vote of the shareholders representing the majority of the share capital at an extraordinary general meeting of the Company convened especially to resolve on the OPA.

Paragraph 5 – The Relevant Shareholder shall be obliged to comply with any requests or requirements from the Brazilian Securities and Exchange Commission (CVM) related to the OPA, within the maximum terms set forth in the applicable regulations.

Paragraph 6 – If the Relevant Shareholder fails to comply with the obligations imposed by this article, including with respect to the observance of the maximum terms to comply with any requests or requirements from the Brazilian Securities and Exchange Commission (CVM), if applicable, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder cannot vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this article, pursuant to the provisions of article 120 of Law No. 6,404/76.

Paragraph 7 – Any Relevant Shareholder that acquires or becomes the holder of other rights, including of usufruct or entailment, over the shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall be equally obliged to, within the maximum term of sixty (60) days counted as from the date of such acquisition or the event that resulted in the ownership of such rights over shares in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company, register or apply for registration of, as applicable, an OPA, pursuant to the terms described in this article 34.

Paragraph 8 – The obligations set out in article 254-A of Law No. 6,404/76 and in articles 33 and 35 of these Bylaws do not exempt the Relevant Shareholder from complying with the obligation set forth in this article.

Paragraph 9 – The provisions of this article 34 do not apply if a person becomes the holder of shares issued by the Company in an amount in excess of twenty-five percent (25%) of the total number of shares issued thereby as a result of (i) the merger of another company into the Company, (ii) the merger of shares from another company into the Company or (iii) the subscription of shares of the Company, carried out in a sole IPO approved at a General Shareholders’ Meeting of the Company, convened by its Board of Directors, and the capital increase proposal of which has determined the setting of the issue price of the shares based on an economic value obtained from a report on the economic and financial assessment of the Company prepared by a specialized institution or company with proven experience in the assessment of publicly-held companies.

Paragraph 10 – For purposes of calculation of the twenty-five percent (25%) of the total shares issued by the Company described in the main section of this article, the involuntary accretions of equity interests as a result of the cancellation of treasury shares or a reduction in the Company’s share capital with the cancellation of shares.

Paragraph 11 – For purposes of these Bylaws, the capitalized terms below shall have the following meanings:

“Relevant Shareholder” means any person (including, but not limited to, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other type of organization, resident, domiciled or with principal place of business in Brazil or abroad), or a group of persons bound by a voting trust with the Relevant Shareholder and/or that acts representing the same interest as the Relevant

Shareholder, that may subscribe and/or acquire shares of the Company. Examples of a person that acts representing the same interest as the Relevant Shareholder include any person (i) that is directly or indirectly controlled or managed by such Relevant Shareholder, (ii) that controls or manages, in any way, the Relevant Shareholder, (iii) that is directly or indirectly controlled or managed by any person that directly or indirectly controls such Relevant Shareholder, (iv) in which the controlling shareholder of such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, (v) in which such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, or (vi) that holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital of the Relevant Shareholder.

“Outstanding Shares” means all shares issued by the Company, except for those (i) held directly or indirectly by the Controlling Shareholder and/or persons related thereto; (ii) held in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) held directly or indirectly by the managers of the Company.

“Average Consolidated EBITDA of the Company” is the arithmetic means of the Consolidated EBITDA of the Company for the two (2) most recent full fiscal years.

“Consolidated EBITDA of the Company” means the consolidated operating profit of the Company before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as ascertained based on the audit consolidated financial statements related to the end of the most recent fiscal year made available by the Company to the market.

Paragraph 12 – If the regulations of the Brazilian Securities and Exchange Commission (CVM) applicable to the OPA set forth in this article determine the adoption of a calculation criterion to set the acquisition price of each share of the Company in the OPA that results in an acquisition price higher than that determined pursuant to Paragraph 2 above, the acquisition price calculated pursuant to the regulations of the Brazilian Securities and Exchange Commission (CVM) shall prevail.

Article 35 - Any Relevant Shareholder that has subscribed for and/or acquired shares issued by the Company in an amount equal to or higher than thirty percent (30%) of the total number of the Company’s Outstanding Shares and that wishes to carry out a new acquisition of shares issued by the Company in an stock exchange shall be obliged to, prior to each new acquisition, inform the Company and B3 in writing of its intention to acquire other shares issued by the Company, at least three (3) business day prior to the expected date of the new acquisition of shares, always pursuant to the prevailing legislation, the regulations of the Brazilian Securities and Exchange Commission (CVM) and the applicable regulations of B3.

Sole Paragraph – If the Relevant Shareholder fails to comply with the obligations imposed by this article, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder cannot vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this article, pursuant to the provisions of article 120 of Law No. 6,404/76.

CHAPTER VI

ARBITRATION COURT

Article 36 – The Company, its shareholders, managers and Fiscal Council members, whether sitting or alternates, if any, undertake to solve, through arbitration, before the Market Arbitration Chamber, pursuant to its regulations, any disputes that may arise among them, related to or as a result of being an issuer, shareholders, managers and Fiscal Council members, specially arising out of the provisions set forth in Law No. 6,385, of December 7, 1976, in Law No. 6,404/76, in the Company’s Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission (CVM), as well as in the other rules applicable to the operation of the capital market in general, in addition to those set out in the Novo Mercado Rules, the other regulations of B3 and in the Novo Mercado Participation Agreement.

CHAPTER VII

LIQUIDATION OF THE COMPANY

Article 37 - The Company shall be liquidated in cases determined by law, and the General Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall operate during said period, in compliance with the legal formalities.

CHAPTER VIII

INDEMNIFICATION AGREEMENT

Article 38 – Within the limits set forth in this Article, the Company shall indemnify and hold their Directors, members of Committees and other employees that hold management positions or roles in the Company (jointly or separately, “Beneficiaries”) harmless, in case of any damage or loss actually incurred by the Beneficiaries in view of the regular exercise of their duties in the Company.

Paragraph 1 – The Company shall not indemnify the Beneficiary for (i) actions taken out of the scope of the exercise of the duties or powers; (ii) actions taken with bad faith, gross negligence, fault or fraud; (iii) actions taken to own benefit thereof or that of third parties, in violation of the company’s corporate interest; (iv) indemnifications resulting from a social action set forth in article 159 of Law No. 6,404/76 or reimbursement of losses addressed in article 11, paragraph 5, II of Law No. 6,385, of December 7, 1976; and (v) other exclusions of indemnification set forth in the indemnification agreement entered into with the Beneficiary.

Paragraph 2 - In case the Beneficiary is sentenced, by a final and unappealable court, arbitration or administrative decision and which cannot be appealed in view of the actions taken (i) out of the scope of the exercise of its duties; (ii) with bad-faith, gross negligence or upon fraud; or (iii) in its own interest or that of third parties, in violation of the Company’s social interest, it shall reimburse the Company for all costs and expenses incurred with the legal assistance, pursuant to the prevailing legislation.

Paragraph 3 – The indemnification conditions and limits objects of this article shall be established in an indemnification agreement, the standard form of which shall be approved by the Board of Directors, without prejudice to the taking out of a specific insurance to cover for management risks.

CHAPTER IX

FINAL AND TRANSITIONAL PROVISIONS

Article 39 - Situations not mentioned in these Bylaws shall be settled at the General Meeting and under the provisions of Law No. 6,404/76, with due regard to the Novo Mercado Rules.

Article 40 - The Company shall comply with the shareholders’ agreements filed at its principal place of business, and the members of the presiding board of the General Meeting or of the Board of Directors shall be expressly forbidden to accept and consider any vote by any shareholder, signatory to the shareholders’ agreement duly filed at the principal place of business, cast in violation of what was agreed upon in such agreement, and the Company shall also be expressly forbidden to accept and proceed with the transfer of shares and/or encumbrance and/or assignment of a preemptive right to subscription of shares and/or other securities in violation of the provisions and terms agreed upon in the shareholders’ agreements.

Article 41 - The Company may not grant financing or guarantees of any type to third parties, in any way, for businesses foreign to its corporate interests.

Sole Paragraph – The Company may not grant financing or guarantees of any type, in any way, to the controlling shareholders.

Article 42 - The provisions of Section II Chapter V of these Bylaws do not apply to shareholders of the Company who are signatories of the Shareholders Agreement of the Company, dated September 4, 2019 and filed at the headquarters of Company, as well as to the purchasers of shares of the Company through Permitted Transfers, as defined in such Shareholders Agreement, including but not limited to purchasers who are (i) descendants and partners, heirs or legatees of the shareholders, who acquire the related shares (and/or shares issued by Natura Cosméticos S.A. that come to contribute to the capital of the Company), as a result of the advance of a legitimate, inheritable donation or succession; or (ii) holding companies, mutual funds, trusts or similar fiduciary entities, with beneficiaries being its own shareholders, its descendants, partners, heirs or legatees.

* * *

We certify that this copy is the true copy drawn up in the Company’s books.

São Paulo, SP, August 27, 2020.

Presiding Board:

____________________________ Moacir Salzstein Chairman	____________________________ Henrique da Silva Gordo Lang Secretary

Item 3

Final Detailed Voting Map of the Extraordinary General Shareholders Meeting of Natura &Co Holding S.A. containing the votes cast through the proceeding of distance voting ballot and votes cast by the shareholders who attended to the meeting, pursuant to the rules established on the CVM's Normative Ruling No. 561, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on August 31, 2020.

Publicly-held Company NIRE 35300531582 CNPJ/ME: 32.785.497/0001-97

Final Detailed Voting Map of the Extraordinary General Shareholders Meeting of Natura &Co Holding S.A. (“Company”) containing the votes cast through the proceeding of distance voting ballot and votes cast by the shareholders who attended to the meeting, pursuant to the rules established on the CVM’s Normative Ruling No. 561.

		O N			O N			O N			O N
		ITEM - 01			ITEM - 02			ITEM - 03			ITEM - 04
CNPJ / CPF	SHAREHOLDING POSITION O N	Approval of the management's proposal for the amendment of Article 5 of the Company's Bylaws to reflect the share capital recorded at the meetings of the Board of Directors held on June 30, 2020 and on July 27, 2020.			Approval of the management's proposal for the change of the Company's authorized capital, with the consequent amendment of the main section of Article 6 of the Bylaws, so that the share capital can be increased up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, upon a resolution of the Board of Directors, regardless of a Bylaws amendment.			Approval of the management proposal so that General Meetings can be installed and chaired by the Company's Corporate Governance Officer in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors, with the consequent amendment of Article 11 of the Bylaws.			Approval of the management's proposal for the restatement of the Company’s Bylaws to reflect the modifications indicated above.
		APPROVE	REJECT	ABSTAIN	APPROVE	REJECT	ABSTAIN	APPROVE	REJECT	ABSTAIN	APPROVE	REJECT	ABSTAIN
73232****	14,760,449	14,760,449	0	0	14,760,449	0	0	14,760,449	0	0	14,760,449	0	0
86399****	2,364,592	2,364,592	0	0	2,364,592	0	0	2,364,592	0	0	2,364,592	0	0
10519****	581,563	581,563	0	0	581,563	0	0	581,563	0	0	581,563	0	0
29522****	2,776,795	2,776,795	0	0	2,776,795	0	0	2,776,795	0	0	2,776,795	0	0
29522****	982,105	982,105	0	0	982,105	0	0	982,105	0	0	982,105	0	0
29522****	537,310	537,310	0	0	537,310	0	0	537,310	0	0	537,310	0	0
29522****	2,102,359	2,102,359	0	0	2,102,359	0	0	2,102,359	0	0	2,102,359	0	0
29522****	7,794,967	7,794,967	0	0	7,794,967	0	0	7,794,967	0	0	7,794,967	0	0
29522****	469,233	469,233	0	0	469,233	0	0	469,233	0	0	469,233	0	0
15248****	1,686,949	1,686,949	0	0	1,686,949	0	0	1,686,949	0	0	1,686,949	0	0
31766****	1,274,901	1,274,901	0	0	1,274,901	0	0	1,274,901	0	0	1,274,901	0	0
70461****	1,833,261	1,833,261	0	0	1,833,261	0	0	1,833,261	0	0	1,833,261	0	0
10643****	442,359	442,359	0	0	442,359	0	0	442,359	0	0	442,359	0	0
73777****	1,879,627	1,879,627	0	0	1,879,627	0	0	1,879,627	0	0	1,879,627	0	0
17162****	3,944,214	3,944,214	0	0	3,944,214	0	0	3,944,214	0	0	3,944,214	0	0
19726****	2,214,611	2,214,611	0	0	2,214,611	0	0	2,214,611	0	0	2,214,611	0	0
11188****	20,029,524	20,029,524	0	0	20,029,524	0	0	20,029,524	0	0	20,029,524	0	0
16569****	892,132	892,132	0	0	892,132	0	0	892,132	0	0	892,132	0	0
14713****	5,961,735	0	0	5,961,735	0	0	5,961,735	0	0	5,961,735	0	0	5,961,735
11274****	2,598,064	0	0	2,598,064	0	0	2,598,064	0	0	2,598,064	0	0	2,598,064
27250****	414,500	414,500	0	0	414,500	0	0	414,500	0	0	414,500	0	0
20889****	1,294,600	1,294,600	0	0	1,294,600	0	0	1,294,600	0	0	1,294,600	0	0
29127****	1,400	0	0	1,400	0	0	1,400	0	0	1,400	0	0	1,400
19799****	139,678	0	0	139,678	0	0	139,678	0	0	139,678	0	0	139,678
33292****	199,151,684	199,151,684	0	0	199,151,684	0	0	199,151,684	0	0	199,151,684	0	0
55336****	96	96	0	0	96	0	0	96	0	0	96	0	0
26123****	5,236,954	5,236,954	0	0	5,236,954	0	0	5,236,954	0	0	5,236,954	0	0
38359****	99,342,778	99,342,778	0	0	99,342,778	0	0	99,342,778	0	0	99,342,778	0	0
25249****	45,349,492	45,349,492	0	0	45,349,492	0	0	45,349,492	0	0	45,349,492	0	0
26953****	45,349,492	45,349,492	0	0	45,349,492	0	0	45,349,492	0	0	45,349,492	0	0
28080****	4,997,397	4,997,397	0	0	4,997,397	0	0	4,997,397	0	0	4,997,397	0	0
55616****	50,670	50,670	0	0	50,670	0	0	50,670	0	0	50,670	0	0
67292****	26,231,646	26,231,646	0	0	26,231,646	0	0	26,231,646	0	0	26,231,646	0	0
19959****	22,516,378	22,516,378	0	0	22,516,378	0	0	22,516,378	0	0	22,516,378	0	0
18789****	37,045,747	37,045,747	0	0	37,045,747	0	0	37,045,747	0	0	37,045,747	0	0
27205****	6,174,914	6,174,914	0	0	6,174,914	0	0	6,174,914	0	0	6,174,914	0	0
29088****	6,174,914	6,174,914	0	0	6,174,914	0	0	6,174,914	0	0	6,174,914	0	0
43682****	24,305,810	24,305,810	0	0	24,305,810	0	0	24,305,810	0	0	24,305,810	0	0
19679****	4,367,930	4,367,930	0	0	4,367,930	0	0	4,367,930	0	0	4,367,930	0	0
18409****	4,367,930	4,367,930	0	0	4,367,930	0	0	4,367,930	0	0	4,367,930	0	0
92755****	1,303,309	1,303,309	0	0	1,303,309	0	0	1,303,309	0	0	1,303,309	0	0
31914****	70,838	70,838	0	0	70,838	0	0	70,838	0	0	70,838	0	0
29925****	126,826	126,826	0	0	126,826	0	0	126,826	0	0	126,826	0	0
21407****	1,104,938	1,104,938	0	0	1,104,938	0	0	1,104,938	0	0	1,104,938	0	0
11184****	4,168	4,168	0	0	4,168	0	0	4,168	0	0	4,168	0	0
12984****	39,110	39,110	0	0	39,110	0	0	39,110	0	0	39,110	0	0
63236****	558,060	558,060	0	0	558,060	0	0	558,060	0	0	558,060	0	0
70965****	26,366	26,366	0	0	26,366	0	0	26,366	0	0	26,366	0	0
20147****	3,564	3,564	0	0	3,564	0	0	3,564	0	0	3,564	0	0
76866****	11,464	11,464	0	0	11,464	0	0	11,464	0	0	11,464	0	0
11419****	270,732	270,732	0	0	270,732	0	0	270,732	0	0	270,732	0	0
18138****	86,562	86,562	0	0	86,562	0	0	86,562	0	0	86,562	0	0
10263****	349,721	349,721	0	0	349,721	0	0	349,721	0	0	349,721	0	0
37555****	13,900	13,900	0	0	13,900	0	0	13,900	0	0	13,900	0	0
28872****	10,946	10,946	0	0	10,946	0	0	10,946	0	0	10,946	0	0
35495****	38,100	38,100	0	0	38,100	0	0	38,100	0	0	38,100	0	0
18138****	785,900	785,900	0	0	785,900	0	0	785,900	0	0	785,900	0	0
60699****	113,164	113,164	0	0	113,164	0	0	113,164	0	0	113,164	0	0
76589****	14,074	14,074	0	0	14,074	0	0	14,074	0	0	14,074	0	0
19388****	205,563	205,563	0	0	205,563	0	0	205,563	0	0	205,563	0	0
33700****	580,648	580,648	0	0	580,648	0	0	580,648	0	0	580,648	0	0
12984****	95,049	95,049	0	0	95,049	0	0	95,049	0	0	95,049	0	0
10263****	1,806,186	1,806,186	0	0	1,806,186	0	0	1,806,186	0	0	1,806,186	0	0
12984****	6,163	6,163	0	0	6,163	0	0	6,163	0	0	6,163	0	0
87039****	43,920	43,920	0	0	43,920	0	0	43,920	0	0	43,920	0	0
47518****	24,590	24,590	0	0	24,590	0	0	24,590	0	0	24,590	0	0
29259****	38,306	38,306	0	0	38,306	0	0	38,306	0	0	38,306	0	0
35693****	30,500	30,500	0	0	30,500	0	0	30,500	0	0	30,500	0	0
35036****	5,990	5,990	0	0	5,990	0	0	5,990	0	0	5,990	0	0
54791****	1,833,528	1,833,528	0	0	1,833,528	0	0	1,833,528	0	0	1,833,528	0	0
54797****	2,385,501	2,385,501	0	0	2,385,501	0	0	2,385,501	0	0	2,385,501	0	0
58388****	14,225	14,225	0	0	14,225	0	0	14,225	0	0	14,225	0	0
58392****	125,395	125,395	0	0	125,395	0	0	125,395	0	0	125,395	0	0
58392****	683,600	683,600	0	0	683,600	0	0	683,600	0	0	683,600	0	0
58392****	231,500	231,500	0	0	231,500	0	0	231,500	0	0	231,500	0	0
58394****	83,000	83,000	0	0	83,000	0	0	83,000	0	0	83,000	0	0
58394****	802,375	802,375	0	0	802,375	0	0	802,375	0	0	802,375	0	0
58394****	15,000	15,000	0	0	15,000	0	0	15,000	0	0	15,000	0	0
58396****	6,719,134	6,719,134	0	0	6,719,134	0	0	6,719,134	0	0	6,719,134	0	0
58396****	893,871	893,871	0	0	893,871	0	0	893,871	0	0	893,871	0	0
58397****	22,761	22,761	0	0	22,761	0	0	22,761	0	0	22,761	0	0
58397****	423,699	423,699	0	0	423,699	0	0	423,699	0	0	423,699	0	0
58399****	9,052	9,052	0	0	9,052	0	0	9,052	0	0	9,052	0	0
58399****	1,737,530	1,737,530	0	0	1,737,530	0	0	1,737,530	0	0	1,737,530	0	0
58399****	138,613	138,613	0	0	138,613	0	0	138,613	0	0	138,613	0	0
58400****	82,400	82,400	0	0	82,400	0	0	82,400	0	0	82,400	0	0
58400****	20,214	20,214	0	0	20,214	0	0	20,214	0	0	20,214	0	0
58400****	2,100	2,100	0	0	2,100	0	0	2,100	0	0	2,100	0	0
58400****	160,207	160,207	0	0	160,207	0	0	160,207	0	0	160,207	0	0
58400****	20,821	20,821	0	0	20,821	0	0	20,821	0	0	20,821	0	0
58400****	714,864	714,864	0	0	714,864	0	0	714,864	0	0	714,864	0	0
58402****	1,192,019	1,192,019	0	0	1,192,019	0	0	1,192,019	0	0	1,192,019	0	0
59850****	248,089	248,089	0	0	248,089	0	0	248,089	0	0	248,089	0	0
59868****	1,772,733	1,772,733	0	0	1,772,733	0	0	1,772,733	0	0	1,772,733	0	0
59868****	8,804,940	8,804,940	0	0	8,804,940	0	0	8,804,940	0	0	8,804,940	0	0
59869****	556,834	556,834	0	0	556,834	0	0	556,834	0	0	556,834	0	0
59873****	193,981	193,981	0	0	193,981	0	0	193,981	0	0	193,981	0	0
59875****	3,300	3,300	0	0	3,300	0	0	3,300	0	0	3,300	0	0
59876****	900	900	0	0	900	0	0	900	0	0	900	0	0
59877****	36,800	36,800	0	0	36,800	0	0	36,800	0	0	36,800	0	0
59877****	10,688	10,688	0	0	10,688	0	0	10,688	0	0	10,688	0	0
59877****	145,499	145,499	0	0	145,499	0	0	145,499	0	0	145,499	0	0
59878****	30,900	30,900	0	0	0	30,900	0	30,900	0	0	30,900	0	0
60463****	5,795	5,795	0	0	5,795	0	0	5,795	0	0	5,795	0	0
62390****	57,100	57,100	0	0	57,100	0	0	57,100	0	0	57,100	0	0
65411****	139,360	139,360	0	0	139,360	0	0	139,360	0	0	139,360	0	0
69434****	1,000	1,000	0	0	1,000	0	0	1,000	0	0	1,000	0	0
69434****	113,020	113,020	0	0	113,020	0	0	113,020	0	0	113,020	0	0
69434****	9,729	9,729	0	0	9,729	0	0	9,729	0	0	9,729	0	0
71409****	27,998	27,998	0	0	27,998	0	0	27,998	0	0	27,998	0	0
71409****	842	842	0	0	842	0	0	842	0	0	842	0	0
71409****	135,760	135,760	0	0	135,760	0	0	135,760	0	0	135,760	0	0
71410****	1,630	1,630	0	0	1,630	0	0	1,630	0	0	1,630	0	0
72473****	131,577	131,577	0	0	131,577	0	0	131,577	0	0	131,577	0	0
73456****	13,381	13,381	0	0	13,381	0	0	13,381	0	0	13,381	0	0
74186****	17,280	17,280	0	0	17,280	0	0	17,280	0	0	17,280	0	0
74186****	24,551	24,551	0	0	24,551	0	0	24,551	0	0	24,551	0	0
74186****	1,171,239	1,171,239	0	0	1,171,239	0	0	1,171,239	0	0	1,171,239	0	0
74186****	586,812	586,812	0	0	586,812	0	0	586,812	0	0	586,812	0	0
74963****	3,964,211	3,964,211	0	0	3,964,211	0	0	3,964,211	0	0	3,964,211	0	0
74963****	8,588	8,588	0	0	8,588	0	0	8,588	0	0	8,588	0	0
75069****	708,828	708,828	0	0	708,828	0	0	708,828	0	0	708,828	0	0
75069****	135,864	135,864	0	0	135,864	0	0	135,864	0	0	135,864	0	0
75166****	8,401	8,401	0	0	8,401	0	0	8,401	0	0	8,401	0	0
75364****	1,307,685	1,307,685	0	0	1,307,685	0	0	1,307,685	0	0	1,307,685	0	0
76224****	2,223,551	2,223,551	0	0	2,223,551	0	0	2,223,551	0	0	2,223,551	0	0
76398****	26,400	26,400	0	0	26,400	0	0	26,400	0	0	26,400	0	0
76478****	39,409	39,409	0	0	39,409	0	0	39,409	0	0	39,409	0	0
78892****	28,307	28,307	0	0	28,307	0	0	28,307	0	0	28,307	0	0
79403****	215,201	215,201	0	0	215,201	0	0	215,201	0	0	215,201	0	0
79403****	398,598	398,598	0	0	398,598	0	0	398,598	0	0	398,598	0	0
79907****	149,632	149,632	0	0	149,632	0	0	149,632	0	0	149,632	0	0
80755****	55,600	55,600	0	0	55,600	0	0	55,600	0	0	55,600	0	0
82689****	5,799	5,799	0	0	5,799	0	0	5,799	0	0	5,799	0	0
82756****	41,500	41,500	0	0	41,500	0	0	41,500	0	0	41,500	0	0
82780****	28,946	28,946	0	0	28,946	0	0	28,946	0	0	28,946	0	0
82950****	13,229,560	13,229,560	0	0	13,229,560	0	0	13,229,560	0	0	13,229,560	0	0
83362****	227,904	227,904	0	0	227,904	0	0	227,904	0	0	227,904	0	0
83609****	41,600	41,600	0	0	41,600	0	0	41,600	0	0	41,600	0	0
83609****	69,155	69,155	0	0	69,155	0	0	69,155	0	0	69,155	0	0
83874****	54,940	54,940	0	0	54,940	0	0	54,940	0	0	54,940	0	0
84646****	1,541,151	1,541,151	0	0	1,541,151	0	0	1,541,151	0	0	1,541,151	0	0
85390****	80,000	80,000	0	0	80,000	0	0	80,000	0	0	80,000	0	0
85524****	777,681	777,681	0	0	777,681	0	0	777,681	0	0	777,681	0	0
85796****	256,622	256,622	0	0	256,622	0	0	256,622	0	0	256,622	0	0
86253****	170,443	170,443	0	0	170,443	0	0	170,443	0	0	170,443	0	0
86404****	14,119	14,119	0	0	14,119	0	0	14,119	0	0	14,119	0	0
87658****	29,196,297	29,196,297	0	0	29,196,297	0	0	29,196,297	0	0	29,196,297	0	0
88575****	653,227	653,227	0	0	653,227	0	0	653,227	0	0	653,227	0	0
90483****	43,808	43,808	0	0	43,808	0	0	43,808	0	0	43,808	0	0
90735****	580,859	580,859	0	0	580,859	0	0	580,859	0	0	580,859	0	0
90897****	332,626	332,626	0	0	332,626	0	0	332,626	0	0	332,626	0	0
90897****	31,093	31,093	0	0	31,093	0	0	31,093	0	0	31,093	0	0
91457****	7,432,102	7,432,102	0	0	7,432,102	0	0	7,432,102	0	0	7,432,102	0	0
91635****	595,118	595,118	0	0	595,118	0	0	595,118	0	0	595,118	0	0
92990****	834,254	834,254	0	0	834,254	0	0	834,254	0	0	834,254	0	0
93304****	48,500	48,500	0	0	48,500	0	0	48,500	0	0	48,500	0	0
93305****	63,700	63,700	0	0	63,700	0	0	63,700	0	0	63,700	0	0
93305****	95,900	95,900	0	0	95,900	0	0	95,900	0	0	95,900	0	0
93362****	31,700	31,700	0	0	31,700	0	0	31,700	0	0	31,700	0	0
94115****	106,400	106,400	0	0	106,400	0	0	106,400	0	0	106,400	0	0
94420****	1,600	1,600	0	0	1,600	0	0	1,600	0	0	1,600	0	0
94700****	63,997	63,997	0	0	63,997	0	0	63,997	0	0	63,997	0	0
95596****	269,816	269,816	0	0	269,816	0	0	269,816	0	0	269,816	0	0
95931****	663,166	663,166	0	0	663,166	0	0	663,166	0	0	663,166	0	0
96209****	79,044	79,044	0	0	79,044	0	0	79,044	0	0	79,044	0	0
96275****	20,685	20,685	0	0	20,685	0	0	20,685	0	0	20,685	0	0
97208****	5,157,911	5,157,911	0	0	5,157,911	0	0	5,157,911	0	0	5,157,911	0	0
10205****	780	780	0	0	780	0	0	780	0	0	780	0	0
10346****	2,260,082	2,260,082	0	0	2,260,082	0	0	2,260,082	0	0	2,260,082	0	0
10374****	101,302	101,302	0	0	101,302	0	0	101,302	0	0	101,302	0	0
10400****	197,700	197,700	0	0	197,700	0	0	197,700	0	0	197,700	0	0
10419****	44,300	44,300	0	0	44,300	0	0	44,300	0	0	44,300	0	0
10475****	159,658	159,658	0	0	159,658	0	0	159,658	0	0	159,658	0	0
10481****	15,193,330	15,193,330	0	0	15,193,330	0	0	15,193,330	0	0	15,193,330	0	0
10539****	7,586	7,586	0	0	7,586	0	0	7,586	0	0	7,586	0	0
10553****	1,169,000	1,169,000	0	0	1,169,000	0	0	1,169,000	0	0	1,169,000	0	0
10569****	184,600	184,600	0	0	184,600	0	0	184,600	0	0	184,600	0	0
10678****	10,400	10,400	0	0	10,400	0	0	10,400	0	0	10,400	0	0
10750****	54,303	54,303	0	0	54,303	0	0	54,303	0	0	54,303	0	0
10798****	11,916	11,916	0	0	11,916	0	0	11,916	0	0	11,916	0	0
10916****	1,419,192	1,419,192	0	0	1,419,192	0	0	1,419,192	0	0	1,419,192	0	0
10975****	64,067	64,067	0	0	64,067	0	0	64,067	0	0	64,067	0	0
11026****	701,125	701,125	0	0	701,125	0	0	701,125	0	0	701,125	0	0
11030****	595,088	595,088	0	0	595,088	0	0	595,088	0	0	595,088	0	0
11098****	719,489	719,489	0	0	719,489	0	0	719,489	0	0	719,489	0	0
11100****	971,177	971,177	0	0	971,177	0	0	971,177	0	0	971,177	0	0
11176****	2,419,991	2,419,991	0	0	2,419,991	0	0	2,419,991	0	0	2,419,991	0	0
11184****	2,755,447	2,755,447	0	0	2,755,447	0	0	2,755,447	0	0	2,755,447	0	0
11311****	450,316	450,316	0	0	450,316	0	0	450,316	0	0	450,316	0	0
11386****	31,900	31,900	0	0	31,900	0	0	31,900	0	0	31,900	0	0
11410****	506,400	506,400	0	0	506,400	0	0	506,400	0	0	506,400	0	0
11490****	1,357	1,357	0	0	1,357	0	0	1,357	0	0	1,357	0	0
11584****	73,604	73,604	0	0	73,604	0	0	73,604	0	0	73,604	0	0
11695****	103,300	0	0	103,300	0	0	103,300	0	0	103,300	0	0	103,300
11729****	45,100	45,100	0	0	45,100	0	0	45,100	0	0	45,100	0	0
11741****	97,751	0	0	97,751	0	0	97,751	0	0	97,751	0	0	97,751
11841****	314,668	314,668	0	0	314,668	0	0	314,668	0	0	314,668	0	0
11847****	66,833	66,833	0	0	66,833	0	0	66,833	0	0	66,833	0	0
11906****	90,014	90,014	0	0	90,014	0	0	90,014	0	0	90,014	0	0
11952****	490,700	0	0	490,700	0	0	490,700	0	0	490,700	0	0	490,700
12068****	396,970	396,970	0	0	396,970	0	0	396,970	0	0	396,970	0	0
12094****	181,046	181,046	0	0	181,046	0	0	181,046	0	0	181,046	0	0
12219****	179,800	179,800	0	0	179,800	0	0	179,800	0	0	179,800	0	0
12428****	617,072	617,072	0	0	617,072	0	0	617,072	0	0	617,072	0	0
12436****	8,056	8,056	0	0	8,056	0	0	8,056	0	0	8,056	0	0
12525****	34,662	34,662	0	0	34,662	0	0	34,662	0	0	34,662	0	0
13022****	15,173	15,173	0	0	15,173	0	0	15,173	0	0	15,173	0	0
13028****	8,200	8,200	0	0	8,200	0	0	8,200	0	0	8,200	0	0
13296****	21,152	21,152	0	0	21,152	0	0	21,152	0	0	21,152	0	0
13362****	57,906	57,906	0	0	57,906	0	0	57,906	0	0	57,906	0	0
13429****	2,605	2,605	0	0	2,605	0	0	2,605	0	0	2,605	0	0
13429****	52,573	52,573	0	0	52,573	0	0	52,573	0	0	52,573	0	0
13442****	27,362	27,362	0	0	27,362	0	0	27,362	0	0	27,362	0	0
13442****	26,711	26,711	0	0	26,711	0	0	26,711	0	0	26,711	0	0
13628****	13,600	13,600	0	0	13,600	0	0	13,600	0	0	13,600	0	0
13709****	152,785	152,785	0	0	152,785	0	0	152,785	0	0	152,785	0	0
13725****	30,185	30,185	0	0	30,185	0	0	30,185	0	0	30,185	0	0
13725****	52,881	52,881	0	0	52,881	0	0	52,881	0	0	52,881	0	0
13775****	331,370	331,370	0	0	331,370	0	0	331,370	0	0	331,370	0	0
13834****	103,791	103,791	0	0	103,791	0	0	103,791	0	0	103,791	0	0
13834****	180,515	180,515	0	0	180,515	0	0	180,515	0	0	180,515	0	0
13855****	40,400	0	0	40,400	0	0	40,400	0	0	40,400	0	0	40,400
13956****	80,000	80,000	0	0	80,000	0	0	80,000	0	0	80,000	0	0
13973****	589,818	589,818	0	0	589,818	0	0	589,818	0	0	589,818	0	0
13981****	120,600	120,600	0	0	120,600	0	0	120,600	0	0	120,600	0	0
14012****	387,348	387,348	0	0	387,348	0	0	387,348	0	0	387,348	0	0
14027****	199,549	199,549	0	0	199,549	0	0	199,549	0	0	199,549	0	0
14067****	26,699	26,699	0	0	26,699	0	0	26,699	0	0	26,699	0	0
14153****	10,174	10,174	0	0	10,174	0	0	10,174	0	0	10,174	0	0
14212****	226,239	226,239	0	0	226,239	0	0	226,239	0	0	226,239	0	0
14212****	241,341	241,341	0	0	241,341	0	0	241,341	0	0	241,341	0	0
14284****	6,490,260	6,490,260	0	0	6,490,260	0	0	6,490,260	0	0	6,490,260	0	0
14366****	22,877	22,877	0	0	22,877	0	0	22,877	0	0	22,877	0	0
14541****	65,132	65,132	0	0	65,132	0	0	65,132	0	0	65,132	0	0
14541****	376,732	376,732	0	0	376,732	0	0	376,732	0	0	376,732	0	0
14639****	381,848	381,848	0	0	381,848	0	0	381,848	0	0	381,848	0	0
14809****	3,248	3,248	0	0	3,248	0	0	3,248	0	0	3,248	0	0
14950****	275,051	275,051	0	0	275,051	0	0	275,051	0	0	275,051	0	0
14988****	212,244	212,244	0	0	212,244	0	0	212,244	0	0	212,244	0	0
15078****	10,333	10,333	0	0	10,333	0	0	10,333	0	0	10,333	0	0
15085****	18,900	18,900	0	0	18,900	0	0	18,900	0	0	18,900	0	0
15154****	451,123	451,123	0	0	451,123	0	0	451,123	0	0	451,123	0	0
15189****	90,592	90,592	0	0	90,592	0	0	90,592	0	0	90,592	0	0
15231****	1,700	1,700	0	0	1,700	0	0	1,700	0	0	1,700	0	0
15265****	32,244	32,244	0	0	32,244	0	0	32,244	0	0	32,244	0	0
15272****	87,780	87,780	0	0	87,780	0	0	87,780	0	0	87,780	0	0
15493****	2,690	2,690	0	0	2,690	0	0	2,690	0	0	2,690	0	0
15568****	68,203	68,203	0	0	68,203	0	0	68,203	0	0	68,203	0	0
15594****	116,878	116,878	0	0	116,878	0	0	116,878	0	0	116,878	0	0
16816****	918,800	918,800	0	0	918,800	0	0	918,800	0	0	918,800	0	0
16878****	9,958	9,958	0	0	9,958	0	0	9,958	0	0	9,958	0	0
16947****	5,675,400	5,675,400	0	0	5,675,400	0	0	5,675,400	0	0	5,675,400	0	0
16947****	636,888	636,888	0	0	636,888	0	0	636,888	0	0	636,888	0	0
16990****	241,200	241,200	0	0	241,200	0	0	241,200	0	0	241,200	0	0
17021****	52,891	52,891	0	0	52,891	0	0	52,891	0	0	52,891	0	0
17036****	177,400	177,400	0	0	177,400	0	0	177,400	0	0	177,400	0	0
17181****	23,800	23,800	0	0	23,800	0	0	23,800	0	0	23,800	0	0
17209****	27,800	27,800	0	0	27,800	0	0	27,800	0	0	27,800	0	0
17849****	22,228	22,228	0	0	22,228	0	0	22,228	0	0	22,228	0	0
17858****	83,035	83,035	0	0	83,035	0	0	83,035	0	0	83,035	0	0
17858****	324,440	324,440	0	0	324,440	0	0	324,440	0	0	324,440	0	0
17911****	200	200	0	0	200	0	0	200	0	0	200	0	0
17934****	89,470	89,470	0	0	89,470	0	0	89,470	0	0	89,470	0	0
18030****	14,794	14,794	0	0	14,794	0	0	14,794	0	0	14,794	0	0
18077****	698,663	698,663	0	0	698,663	0	0	698,663	0	0	698,663	0	0
18214****	23,556	23,556	0	0	23,556	0	0	23,556	0	0	23,556	0	0
18279****	14,200	14,200	0	0	14,200	0	0	14,200	0	0	14,200	0	0
18497****	2,460	2,460	0	0	2,460	0	0	2,460	0	0	2,460	0	0
18497****	3,891	3,891	0	0	3,891	0	0	3,891	0	0	3,891	0	0
18830****	41,888	41,888	0	0	41,888	0	0	41,888	0	0	41,888	0	0
19244****	1,473	1,473	0	0	1,473	0	0	1,473	0	0	1,473	0	0
19270****	3,400	3,400	0	0	3,400	0	0	3,400	0	0	3,400	0	0
19279****	244,826	244,826	0	0	244,826	0	0	244,826	0	0	244,826	0	0
19449****	3,166	3,166	0	0	3,166	0	0	3,166	0	0	3,166	0	0
19530****	52,600	52,600	0	0	52,600	0	0	52,600	0	0	52,600	0	0
19530****	474,736	474,736	0	0	474,736	0	0	474,736	0	0	474,736	0	0
19754****	296,565	296,565	0	0	296,565	0	0	296,565	0	0	296,565	0	0
19800****	32,525	32,525	0	0	32,525	0	0	32,525	0	0	32,525	0	0
19808****	69,980	69,980	0	0	69,980	0	0	69,980	0	0	69,980	0	0
19822****	402,603	402,603	0	0	402,603	0	0	402,603	0	0	402,603	0	0
19874****	133,974	133,974	0	0	133,974	0	0	133,974	0	0	133,974	0	0
19874****	60,096	60,096	0	0	60,096	0	0	60,096	0	0	60,096	0	0
19893****	2,528,080	2,528,080	0	0	2,528,080	0	0	2,528,080	0	0	2,528,080	0	0
19910****	12,000	12,000	0	0	12,000	0	0	12,000	0	0	12,000	0	0
20026****	774	774	0	0	774	0	0	774	0	0	774	0	0
20196****	209,360	209,360	0	0	209,360	0	0	209,360	0	0	209,360	0	0
20196****	1,472,577	1,472,577	0	0	1,472,577	0	0	1,472,577	0	0	1,472,577	0	0
20270****	110,627	110,627	0	0	110,627	0	0	110,627	0	0	110,627	0	0
20270****	887,650	887,650	0	0	887,650	0	0	887,650	0	0	887,650	0	0
20331****	118,400	118,400	0	0	118,400	0	0	118,400	0	0	118,400	0	0
20397****	50,602	50,602	0	0	50,602	0	0	50,602	0	0	50,602	0	0
20447****	5,469	5,469	0	0	5,469	0	0	5,469	0	0	5,469	0	0
20544****	600	600	0	0	600	0	0	600	0	0	600	0	0
20622****	71,681	71,681	0	0	71,681	0	0	71,681	0	0	71,681	0	0
20849****	3,473	3,473	0	0	3,473	0	0	3,473	0	0	3,473	0	0
20923****	5,531	5,531	0	0	5,531	0	0	5,531	0	0	5,531	0	0
21166****	4,109	4,109	0	0	4,109	0	0	4,109	0	0	4,109	0	0
21273****	262,193	262,193	0	0	262,193	0	0	262,193	0	0	262,193	0	0
21403****	636	636	0	0	636	0	0	636	0	0	636	0	0
21469****	13,600	13,600	0	0	13,600	0	0	13,600	0	0	13,600	0	0
21530****	31,800	31,800	0	0	0	31,800	0	31,800	0	0	31,800	0	0
21826****	2,700	2,700	0	0	2,700	0	0	2,700	0	0	2,700	0	0
21962****	178,337	178,337	0	0	178,337	0	0	178,337	0	0	178,337	0	0
22321****	288,826	288,826	0	0	288,826	0	0	288,826	0	0	288,826	0	0
22403****	20,586	20,586	0	0	20,586	0	0	20,586	0	0	20,586	0	0
22403****	29,800	29,800	0	0	29,800	0	0	29,800	0	0	29,800	0	0
22420****	11,200	11,200	0	0	11,200	0	0	11,200	0	0	11,200	0	0
22576****	46,200	46,200	0	0	46,200	0	0	46,200	0	0	46,200	0	0
22630****	18,000	18,000	0	0	18,000	0	0	18,000	0	0	18,000	0	0
22630****	59,542	59,542	0	0	59,542	0	0	59,542	0	0	59,542	0	0
22875****	27,472	27,472	0	0	27,472	0	0	27,472	0	0	27,472	0	0
22896****	85,285	85,285	0	0	85,285	0	0	85,285	0	0	85,285	0	0
23012****	6,527	6,527	0	0	6,527	0	0	6,527	0	0	6,527	0	0
23060****	65,050	65,050	0	0	65,050	0	0	65,050	0	0	65,050	0	0
23384****	177,603	177,603	0	0	177,603	0	0	177,603	0	0	177,603	0	0
23516****	526,461	526,461	0	0	526,461	0	0	526,461	0	0	526,461	0	0
23563****	86,000	86,000	0	0	86,000	0	0	86,000	0	0	86,000	0	0
23572****	11,900	11,900	0	0	11,900	0	0	11,900	0	0	11,900	0	0
23590****	13,627	13,627	0	0	13,627	0	0	13,627	0	0	13,627	0	0
23794****	378,852	378,852	0	0	378,852	0	0	378,852	0	0	378,852	0	0
23874****	419,461	419,461	0	0	419,461	0	0	419,461	0	0	419,461	0	0
23952****	8,200	8,200	0	0	8,200	0	0	8,200	0	0	8,200	0	0
23952****	10,946	10,946	0	0	10,946	0	0	10,946	0	0	10,946	0	0
24569****	10,152	10,152	0	0	10,152	0	0	10,152	0	0	10,152	0	0
24620****	364,324	364,324	0	0	364,324	0	0	364,324	0	0	364,324	0	0
24676****	1,219,656	1,219,656	0	0	1,219,656	0	0	1,219,656	0	0	1,219,656	0	0
24779****	156,548	156,548	0	0	156,548	0	0	156,548	0	0	156,548	0	0
24849****	95,718	95,718	0	0	95,718	0	0	95,718	0	0	95,718	0	0
24897****	24,800	24,800	0	0	24,800	0	0	24,800	0	0	24,800	0	0
24917****	7,334	7,334	0	0	7,334	0	0	7,334	0	0	7,334	0	0
24935****	779,017	779,017	0	0	779,017	0	0	779,017	0	0	779,017	0	0
25138****	13,500	13,500	0	0	13,500	0	0	13,500	0	0	13,500	0	0
25454****	351,597	351,597	0	0	351,597	0	0	351,597	0	0	351,597	0	0
25454****	4,434,740	4,434,740	0	0	4,434,740	0	0	4,434,740	0	0	4,434,740	0	0
26160****	91,365	91,365	0	0	91,365	0	0	91,365	0	0	91,365	0	0
26311****	8,868	8,868	0	0	8,868	0	0	8,868	0	0	8,868	0	0
26431****	321,570	321,570	0	0	321,570	0	0	321,570	0	0	321,570	0	0
26496****	763,677	763,677	0	0	763,677	0	0	763,677	0	0	763,677	0	0
26565****	55,000	55,000	0	0	55,000	0	0	55,000	0	0	55,000	0	0
26755****	36,728	36,728	0	0	36,728	0	0	36,728	0	0	36,728	0	0
26784****	14,600	14,600	0	0	14,600	0	0	14,600	0	0	14,600	0	0
26794****	47,900	47,900	0	0	47,900	0	0	47,900	0	0	47,900	0	0
27074****	3,952	3,952	0	0	3,952	0	0	3,952	0	0	3,952	0	0
27084****	18,213	18,213	0	0	18,213	0	0	18,213	0	0	18,213	0	0
27311****	54,000	54,000	0	0	54,000	0	0	54,000	0	0	54,000	0	0
27463****	8,308	8,308	0	0	8,308	0	0	8,308	0	0	8,308	0	0
27545****	142,294	142,294	0	0	142,294	0	0	142,294	0	0	142,294	0	0
27648****	300	300	0	0	300	0	0	300	0	0	300	0	0
27680****	290	290	0	0	290	0	0	290	0	0	290	0	0
27703****	8,318	8,318	0	0	8,318	0	0	8,318	0	0	8,318	0	0
27706****	157,683	157,683	0	0	157,683	0	0	157,683	0	0	157,683	0	0
27714****	14,694	14,694	0	0	14,694	0	0	14,694	0	0	14,694	0	0
27737****	4,200	4,200	0	0	4,200	0	0	4,200	0	0	4,200	0	0
27866****	206,164	206,164	0	0	206,164	0	0	206,164	0	0	206,164	0	0
27866****	72,806	72,806	0	0	72,806	0	0	72,806	0	0	72,806	0	0
27866****	41,800	41,800	0	0	41,800	0	0	41,800	0	0	41,800	0	0
27866****	1,983,987	1,983,987	0	0	1,983,987	0	0	1,983,987	0	0	1,983,987	0	0
27866****	85,686	85,686	0	0	85,686	0	0	85,686	0	0	85,686	0	0
27866****	1,407,035	1,407,035	0	0	1,407,035	0	0	1,407,035	0	0	1,407,035	0	0
27866****	313,051	313,051	0	0	313,051	0	0	313,051	0	0	313,051	0	0
27866****	151,756	151,756	0	0	151,756	0	0	151,756	0	0	151,756	0	0
27866****	1,531	1,531	0	0	1,531	0	0	1,531	0	0	1,531	0	0
27866****	2,928	2,928	0	0	2,928	0	0	2,928	0	0	2,928	0	0
27866****	2,036	2,036	0	0	2,036	0	0	2,036	0	0	2,036	0	0
27877****	2,950	2,950	0	0	2,950	0	0	2,950	0	0	2,950	0	0
28072****	800	800	0	0	800	0	0	800	0	0	800	0	0
28072****	34,479	34,479	0	0	34,479	0	0	34,479	0	0	34,479	0	0
28260****	17,258,313	17,258,313	0	0	17,258,313	0	0	17,258,313	0	0	17,258,313	0	0
28271****	10,500	10,500	0	0	10,500	0	0	10,500	0	0	10,500	0	0
28360****	274	274	0	0	274	0	0	274	0	0	274	0	0
28394****	25,572	25,572	0	0	25,572	0	0	25,572	0	0	25,572	0	0
28700****	49,261	49,261	0	0	49,261	0	0	49,261	0	0	49,261	0	0
28788****	24,100	24,100	0	0	24,100	0	0	24,100	0	0	24,100	0	0
28864****	7,043	7,043	0	0	7,043	0	0	7,043	0	0	7,043	0	0
28875****	85,824	85,824	0	0	85,824	0	0	85,824	0	0	85,824	0	0
28990****	218,416	218,416	0	0	218,416	0	0	218,416	0	0	218,416	0	0
29054****	65,900	65,900	0	0	65,900	0	0	65,900	0	0	65,900	0	0
29322****	10,374,153	10,374,153	0	0	10,374,153	0	0	10,374,153	0	0	10,374,153	0	0
29394****	277,943	277,943	0	0	277,943	0	0	277,943	0	0	277,943	0	0
30066****	4,893	4,893	0	0	4,893	0	0	4,893	0	0	4,893	0	0
30254****	26,441	26,441	0	0	26,441	0	0	26,441	0	0	26,441	0	0
30463****	278,891	278,891	0	0	278,891	0	0	278,891	0	0	278,891	0	0
30463****	6,170	6,170	0	0	6,170	0	0	6,170	0	0	6,170	0	0
30515****	9,900	9,900	0	0	9,900	0	0	9,900	0	0	9,900	0	0
30769****	36,320	36,320	0	0	36,320	0	0	36,320	0	0	36,320	0	0
30918****	43,000	43,000	0	0	43,000	0	0	43,000	0	0	43,000	0	0
30988****	2,757,825	2,757,825	0	0	2,757,825	0	0	2,757,825	0	0	2,757,825	0	0
31050****	48,030	48,030	0	0	48,030	0	0	48,030	0	0	48,030	0	0
31240****	46,835	46,835	0	0	46,835	0	0	46,835	0	0	46,835	0	0
31322****	2,851,100	2,851,100	0	0	2,851,100	0	0	2,851,100	0	0	2,851,100	0	0
31322****	250,000	250,000	0	0	0	250,000	0	250,000	0	0	0	250,000	0
31502****	551,241	551,241	0	0	551,241	0	0	551,241	0	0	551,241	0	0
31577****	2,831	2,831	0	0	2,831	0	0	2,831	0	0	2,831	0	0
31591****	499	499	0	0	499	0	0	499	0	0	499	0	0
31814****	75,335	75,335	0	0	75,335	0	0	75,335	0	0	75,335	0	0
31814****	47,885	47,885	0	0	47,885	0	0	47,885	0	0	47,885	0	0
31829****	165,783	165,783	0	0	165,783	0	0	165,783	0	0	165,783	0	0
31914****	814,900	814,900	0	0	814,900	0	0	814,900	0	0	814,900	0	0
31978****	1,804	1,804	0	0	1,804	0	0	1,804	0	0	1,804	0	0
31989****	89,733	89,733	0	0	89,733	0	0	89,733	0	0	89,733	0	0
32239****	703,640	703,640	0	0	703,640	0	0	703,640	0	0	703,640	0	0
32318****	214,513	214,513	0	0	214,513	0	0	214,513	0	0	214,513	0	0
32329****	371,425	371,425	0	0	371,425	0	0	371,425	0	0	371,425	0	0
32556****	29,650	29,650	0	0	29,650	0	0	29,650	0	0	29,650	0	0
32642****	600	600	0	0	600	0	0	600	0	0	600	0	0
32776****	1,251	1,251	0	0	1,251	0	0	1,251	0	0	1,251	0	0
32892****	116,058	116,058	0	0	116,058	0	0	116,058	0	0	116,058	0	0
32974****	728,687	728,687	0	0	728,687	0	0	728,687	0	0	728,687	0	0
33580****	91,545	91,545	0	0	91,545	0	0	91,545	0	0	91,545	0	0
33606****	420	420	0	0	420	0	0	420	0	0	420	0	0
33814****	6,715	6,715	0	0	6,715	0	0	6,715	0	0	6,715	0	0
33968****	175,600	175,600	0	0	175,600	0	0	175,600	0	0	175,600	0	0
34027****	235,321	235,321	0	0	235,321	0	0	235,321	0	0	235,321	0	0
34054****	16,709	16,709	0	0	16,709	0	0	16,709	0	0	16,709	0	0
34401****	8,395	8,395	0	0	8,395	0	0	8,395	0	0	8,395	0	0
34447****	16,200	0	0	16,200	0	0	16,200	0	0	16,200	0	0	16,200
34525****	900	900	0	0	900	0	0	900	0	0	900	0	0
34768****	11,700	11,700	0	0	11,700	0	0	11,700	0	0	11,700	0	0
34781****	33,156	33,156	0	0	33,156	0	0	33,156	0	0	33,156	0	0
34825****	5,076	5,076	0	0	5,076	0	0	5,076	0	0	5,076	0	0
34944****	5,600	5,600	0	0	5,600	0	0	5,600	0	0	5,600	0	0
35075****	646	646	0	0	646	0	0	646	0	0	646	0	0
35510****	5,578	5,578	0	0	5,578	0	0	5,578	0	0	5,578	0	0
35595****	6,315	6,315	0	0	6,315	0	0	6,315	0	0	6,315	0	0
35768****	178,041	178,041	0	0	178,041	0	0	178,041	0	0	178,041	0	0
37099****	5,300	5,300	0	0	5,300	0	0	5,300	0	0	5,300	0	0
37113****	3,000	3,000	0	0	3,000	0	0	3,000	0	0	3,000	0	0
37806****	2,266	2,266	0	0	2,266	0	0	2,266	0	0	2,266	0	0
38003****	1,100	1,100	0	0	1,100	0	0	1,100	0	0	1,100	0	0
97538****	19,900	19,900	0	0	0	19,900	0	19,900	0	0	19,900	0	0
97539****	1,380,180	1,380,180	0	0	1,380,180	0	0	1,380,180	0	0	1,380,180	0	0
97539****	102,956	102,956	0	0	102,956	0	0	102,956	0	0	102,956	0	0
97539****	12,938	12,938	0	0	12,938	0	0	12,938	0	0	12,938	0	0
97539****	1,044,867	1,044,867	0	0	1,044,867	0	0	1,044,867	0	0	1,044,867	0	0
97539****	130,200	130,200	0	0	130,200	0	0	130,200	0	0	130,200	0	0
97539****	7,326	7,326	0	0	7,326	0	0	7,326	0	0	7,326	0	0
97539****	115,075	115,075	0	0	115,075	0	0	115,075	0	0	115,075	0	0
97539****	31,072	31,072	0	0	31,072	0	0	31,072	0	0	31,072	0	0
97539****	26,473	26,473	0	0	26,473	0	0	26,473	0	0	26,473	0	0
97539****	36,579	36,579	0	0	36,579	0	0	36,579	0	0	36,579	0	0
97540****	66,829	66,829	0	0	66,829	0	0	66,829	0	0	66,829	0	0
97540****	8,850	8,850	0	0	8,850	0	0	8,850	0	0	8,850	0	0
97540****	35,547	35,547	0	0	35,547	0	0	35,547	0	0	35,547	0	0
97540****	17,183	17,183	0	0	17,183	0	0	17,183	0	0	17,183	0	0
97540****	9,588	9,588	0	0	9,588	0	0	9,588	0	0	9,588	0	0
97540****	45,183	45,183	0	0	45,183	0	0	45,183	0	0	45,183	0	0
97540****	228,666	228,666	0	0	228,666	0	0	228,666	0	0	228,666	0	0
97540****	71,019	71,019	0	0	71,019	0	0	71,019	0	0	71,019	0	0
97540****	8,287	8,287	0	0	8,287	0	0	8,287	0	0	8,287	0	0
97540****	109,165	109,165	0	0	109,165	0	0	109,165	0	0	109,165	0	0
97540****	12,536,935	12,536,935	0	0	12,536,935	0	0	12,536,935	0	0	12,536,935	0	0
55237****	77,940,186	77,688,376	149,998	101,812	77,504,128	343,452	92,606	77,567,004	274,912	98,270	77,580,102	226,506	133,578
930,615,080		920,914,042	149,998	9,551,040	920,397,194	676,052	9,541,834	920,792,670	274,912	9,547,498	920,555,768	476,506	9,582,806
74.34%		73.57%	0.01%	0.76%	73.53%	0.05%	0.76%	73.56%	0.02%	0.76%	73.54%	0.04%	0.77%

Item 4

Final Synthetic Voting Map for the extraordinary general meeting of shareholders of Natura &Co Holding S.A. held on August 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on August 27, 2020.

Publicly-held Company NIRE 35300531582 CNPJ/ME: 32.785.497/0001-97
Extraordinary General Shareholders Meeting - 08.27.2020 - 9 a.m.

Final Synthetic Voting Map of the Extraordinary General Shareholders Meeting ("ESM"), composed by the votes received through Distance Voting Ballot proceeding ("DVB") and the votes presentially casted by the shareholders who attended to the ESM, as per the rules set forth on CVM's Normative Ruling No 561. The information provided in this document reflect the information made available in our bookkeeping system until Today.

Synthetic Bookkeeping Map		O N

AGENDA		VOTE	SHAREHOLDING POSITION WITH ADR HOLDERS	% OVER SHARE CAPITAL

ITEM - 01	Simple Resolution	APPROVE	920,914,042	73.57%
	Approval of the management's proposal for the amendment of Article 5 of the Company's Bylaws to reflect the share capital recorded at the meetings of the Board of Directors held on June 30, 2020 and on July 27, 2020	REJECT	149.998	0.01%
		ABSTAIN	9,551,040	0.76%
ITEM - 02	Simple Resolution	APPROVE	920,397,194	73.53%
	Approval of the management's proposal for the change of the Company's authorized capital, with the consequent amendment of the main section of Article 6 of the Bylaws, so that the share capital can be increased up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, upon a resolution of the Board of Directors, regardless of a Bylaws amendment.	REJECT	676.052	0.05%
		ABSTAIN	9,541,834	0.76%
ITEM - 03	Simple Resolution	APPROVE	920,792,670	73.56%
	Approval of the management proposal so that General Meetings can be installed and chaired by the Company's Corporate Governance Officer in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors, with the consequent amendment of Article 11 of the Bylaws.	REJECT	274.912	0.02%
		ABSTAIN	9,547,498	0.76%
ITEM - 04	Simple Resolution	APPROVE	920,555,768	73.54%
	Approval of the management's proposal for the restatement of the Company’s Bylaws to reflect the modifications indicated above	REJECT	476.506	0.04%
		ABSTAIN	9,582,806	0.77%

Item 5

Synthetic Voting Map for the extraordinary general meeting of shareholders of Natura &Co Holding S.A. held on August 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on August 26, 2020.

Publicly-held Company NIRE 35300531582 CNPJ/ME: 32.785.497/0001-97
Extraordinary General Shareholders Meeting - 08.27.2020 - 9 a.m.

Synthetic Voting Map of the Extraordinary General Shareholders Meeting ("ESM"), composed by the votes received through Distance Voting Ballot proceeding ("DVB"), by the Bookkeeping Agent and the Company, as per the rules set forth on CVM's Normative Ruling No 561. The information provided in this document reflect the information made available in our bookkeeping system until Today (August 26, 2020).

Synthetic Bookkeeping Map		O N

AGENDA		VOTE	SHAREHOLDING POSITION	% OVER SHARE CAPITAL

ITEM - 01	Simple Resolution	APPROVE	306,097,483	24.45%
	Approval of the management's proposal for the amendment of Article 5 of the Company's Bylaws to reflect the share capital recorded at the meetings of the Board of Directors held on June 30, 2020 and on July 27, 2020	REJECT	0	0.00%
		ABSTAIN	9,449,228	0.75%
ITEM - 02	Simple Resolution	APPROVE	305,764,883	24.43%
	Approval of the management's proposal for the change of the Company's authorized capital, with the consequent amendment of the main section of Article 6 of the Bylaws, so that the share capital can be increased up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, upon a resolution of the Board of Directors, regardless of a Bylaws amendment.	REJECT	332.600	0.03%
		ABSTAIN	9,449,228	0.75%
ITEM - 03	Simple Resolution	APPROVE	306,097,483	24.45%
	Approval of the management proposal so that General Meetings can be installed and chaired by the Company's Corporate Governance Officer in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors, with the consequent amendment of Article 11 of the Bylaws.	REJECT	0	0.00%
		ABSTAIN	9,449,228	0.75%
ITEM - 04	Simple Resolution	APPROVE	305,847,483	24.43%
	Approval of the management's proposal for the restatement of the Company’s Bylaws to reflect the modifications indicated above	REJECT	250.000	0.02%
		ABSTAIN	9,449,228	0.75%
ITEM - 05	Simple question	YES	305,103,993	24.37%
	If a second call for the EGM needs to be performed, the vote instructions contained in this Ballot may be considered in the event the EGM is held on a second call?	NO	9,694,367	0.77%
		ABSTAIN	748.351	0.06%